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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             Comptek Research, Inc.
                           (Name of Subject Company)

                             Comptek Research, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.02 Per Share
                         (Title of Class of Securities)

                                   204682108
                     (CUSIP Number of Class of Securities)

                               ----------------

                           Christopher A. Head, Esq.
            Executive Vice President, General Counsel and Secretary
                             Comptek Research, Inc.
                               2732 Transit Road
                          Buffalo, New York 14224-2523
                                 (716) 677-4070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                with copies to:

          James R. Tanenbaum, Esq.       Richard S. Forman, Esq.
        Stroock & Stroock & Lavan LLP Stroock & Stroock & Lavan LLP
               180 Maiden Lane            2029 Century Park East
          New York, New York 10038    Los Angeles, California 90067
               (212) 806-5400                 (310) 556-5800

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

Item 1. Subject Company Information.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Comptek Research, Inc., a New York corporation ("Comptek"). The address of the principal executive offices of Comptek is 2732 Transit Road, Buffalo, New York 14224-2523. The telephone number of the principal executive offices of Comptek is (716) 677-4070. The title of the class of equity securities to which this
Schedule 14D-9 relates is common stock, par value $.02 per share, including the associated preferred stock purchase rights, of Comptek (the "Comptek Common Stock" or the "Shares"). As of July 5, 2000, there were 6,273,328 Shares outstanding.

Item 2. Identity And Background Of Filing Person.

   The name, business address and business telephone number of Comptek, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   This Schedule 14D-9 relates to the Offer (as defined below) by Northrop Grumman Corporation, a Delaware corporation ("Northrop"), through its wholly owned subsidiary, Yavapai Acquisition Corp., a Delaware corporation ("Acquisition Sub"), disclosed in a tender offer statement on Schedule TO dated July 6, 2000 (together with any amendments or supplements thereto, the "Schedule TO"), to exchange each outstanding Share for such number of shares of the common stock, par value $1.00 per share, of Northrop (the "Northrop Common Stock") equal to the quotient obtained by dividing $20.75 by the Final Average Closing Price (as defined below) (the "Exchange Ratio"), subject to adjustment as set forth below, upon the terms and subject to the conditions set forth in the Prospectus (as defined below) and in the related letter of transmittal (the "Letter of Transmittal" which, together with the Prospectus, constitute the "Offer"). Northrop is making the Offer pursuant to the Agreement and Plan of Merger, dated as of June 12, 2000, by and among Northrop, Acquisition Sub and Comptek (the "Merger Agreement").

   The Exchange Ratio will be adjusted as follows: if the Final Average Closing Price of Northrop Common Stock is (i) equal to or less than $74.00, then the Exchange Ratio shall be 0.2804 or (ii) equal to or greater than $84.00, then the Exchange Ratio shall be 0.2470; provided, however, that if the Final Average Closing Price is less than $74.00 on the day Northrop makes a request to the United States Securities and Exchange Commission (the "SEC") that the Registration Statement (as defined below) be declared effective, Comptek shall have the right to terminate the Merger Agreement if Comptek gives written notice to Northrop and Acquisition Sub within one business day of the date of such request prior to the Registration Statement being declared effective; provided, further, however, that such termination shall not be effective if Northrop, in the exercise of its sole discretion, elects, by written notice to Comptek within one business day to issue additional shares of Northrop Common Stock sufficient to equal the value to be received if the Final Average Closing Price had been $74.00. For purposes of the Offer and this Schedule 14D-9, "Final Average Closing Price" means the average of the per share closing sales price of Northrop Common Stock, rounded to four decimal places, as reported under "NYSE Composite Reports" in The Wall Street Journal for each of the 20 New York Stock Exchange ("NYSE") trading days in the period ending two business days prior to the effective date of the Registration Statement.

   The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Acquisition Sub will be merged with and into Comptek (the "Merger"), and Comptek will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (excluding (i) those held in Comptek's treasury, (ii) those owned by any wholly owned subsidiary of Comptek and (iii) those as to which appraisal rights, if any, have been exercised) will be converted into the right to receive such number of fully paid and nonassessable shares of Northrop Common Stock as is equal to the Exchange Ratio finally established for the Offer. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

   The Merger Agreement requires Northrop to prepare and file with the SEC a registration statement on Form S-4 to register the offer and sale of Northrop Common Stock pursuant to the Offer (such registration statement, as amended from time to time, is referred to herein as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement, at the time of the initial filing thereof, will include a preliminary prospectus (the "Preliminary Prospectus") containing the information required under Rule 14d-4(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The prospectus included in the Registration Statement at the time it is declared effective by the SEC, including all information deemed to be included therein, as supplemented from time to time, is referred to herein as the "Prospectus." As soon as practicable on the date of commencement of the Offer, Northrop and Acquisition Sub shall
(i) file with the SEC the Schedule TO which will contain or incorporate by reference all or part of the Preliminary Prospectus and the Letter of Transmittal (such Schedule TO, collectively with such Preliminary Prospectus and Letter of Transmittal, the "Offer Documents"), and (ii) cause the Offer Documents to be disseminated to holders of Shares.

   Copies of the Preliminary Prospectus and the Letter of Transmittal are filed herewith as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference.

   The Schedule TO states that the principal executive offices of Northrop and Acquisition Sub are located at 1840 Century Park East, Los Angeles, CA 90067.

Item 3. Past Contacts, Transactions, Negotiations And Agreements.

   The information contained under the caption "Interests of Certain Persons" in the Prospectus and in the Information Statement which is attached hereto as
Schedule I is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Comptek or its affiliates and (i) Comptek's executive officers, directors or affiliates or (ii) Northrop or Acquisition Sub or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

Treatment Of Options

   The Merger Agreement provides that each outstanding option to purchase Shares which has been granted to certain employees (each, an "Option"), including the executive officers and non-employee directors of Comptek (each, a "Management Option"), shall become fully vested and exercisable commencing ten business days prior to the consummation of the Offer and the Options shall be converted into options to purchase shares of Northrop Common Stock upon consummation of the Offer. The Management Options were issued pursuant to Comptek's 1992 Equity Incentive Plan, as amended, 1994 Stock Option Plan for Non-Employee Directors or 1998 Equity Incentive Stock Plan (collectively, the "Comptek Equity Plans"). Under the terms of the Comptek Equity Plans, all of the Management Options are subject to acceleration of vesting and exercisability upon a "change in control", which would be triggered by the consummation of the Offer or the Merger.

   The following table sets forth, with respect to each of the executive officers and the non-employee directors of Comptek:

  . the number of Shares subject to Options held by such persons that will be exercisable immediately prior to the consummation of the Offer (including Options that are currently exercisable as well as Options which will become exercisable in connection with the transactions contemplated by the Merger Agreement);

  . the weighted average exercise price of the Options held by such persons;
    and

  . the aggregate net cash value of such Options, computed by subtracting the total exercise price for such Options (based on the weighted average exercise price) from the total value of the shares of Comptek Common Stock issuable upon exercise of such Options (based on $20.75, which is the value of the shares of Northrop Common Stock issuable for each Share pursuant to the Offer).

                                                       Weighted
                                      Options Which    Average     Aggregate Net
                                         Will Be    Exercise Price Cash Value Of
Name(1)                                Exercisable    Per Share       Options
-------                               ------------- -------------- -------------
Joseph A. Alutto.....................     36,000       $11.7465    $  324,126.00
Laura L. Benedetti(2)................     57,685         7.7646       749,062.80
Chris Boehm(3).......................     25,000          16.00       118,750.00
Edward G. Eberl......................     20,000          8.125       252,500.00
Bradley H. Feldmann..................     35,000         9.5804       390,936.00
G. Wayne Hawk........................     36,000        11.7465       324,126.00
Christopher A. Head..................     88,568         6.2712     1,282,358.36
Patrick J. Martin....................     31,000        12.2702       262,873.80
Wayne E. Meyer.......................     24,000         9.0313       281,248.80
James D. Morgan......................     16,900         7.1043       230,612.33
Lawrence M. Schadegg.................          0            --               --
John J. Sciuto.......................    158,074         5.9808     2,334,626.52
Henry P. Semmelhack..................     36,000        11.7465       324,126.00

--------
(1) Includes, with respect to the following individuals, unvested Options in the amounts set forth next to their names, the vesting of which will be accelerated as a result of the transactions contemplated by the Merger
    Agreement: Laura L. Benedetti (28,812); Chris Boehm (25,000); Edward G. Eberl (20,000); Bradley H. Feldmann (35,000); Christopher A. Head (20,843); James D. Morgan (6,667); and John J. Sciuto (46,667).

(2) Includes an Option to purchase 1,145 shares of Comptek Common Stock which is contingent upon the approval by the shareholders of Comptek of certain amendments to Comptek's 1998 Equity Incentive Stock Plan.

(3) Includes an Option to purchase 10,000 shares of Comptek Common Stock which is contingent upon the approval by the shareholders of Comptek of certain amendments to Comptek's 1998 Equity Incentive Stock Plan.

Change of Control Severance Agreements

   Comptek has entered into change of control agreements dated December 31, 1999 with each of Messrs. Sciuto, Head, and Feldmann and Mrs. Benedetti (the "Change of Control Agreements"). The terms of each Change of Control Agreement are substantially the same. Each Change of Control Agreement provides that if the employee's employment is terminated by Comptek without cause or the employee terminates his employment for good reason, in either case upon or within two years following the occurrence of a "change of control", the employee shall be provided, among other things, a lump sum payment equal to
1.99 times the employee's annual base salary and target bonus. The employee shall also be entitled to continue to participate for a period of two years in each of Comptek's employee benefits plans which provide insurance and medical benefits on the same basis as was provided to the employee prior to termination.

   In addition, each Change of Control Agreement provides for Comptek to pay on behalf of the employee, any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), on any payment or benefit provided by Comptek deemed to be in connection with a change of control, together with a gross-up payment to satisfy any income taxes (including interest and penalties) imposed related to the payment of the excise tax. These additional excise tax related payments are not limited to severance benefits, but apply to any other benefits or payments received by the employee and deemed to be in connection with a change of control. Each Change of Control Agreement provides for an acceleration of vesting and exercisability of all Management Options upon a change of control.

   The consummation of the Offer and the Merger will constitute a "change of control" within the meaning of the Change of Control Agreements.

   The following table sets forth, with respect to each of the executives party to a Change of Control Agreement, the total amount that would be payable to such executive if such executive's employment by Comptek were terminated without good cause or if such executive were to terminate his or her employment with good reason, in either case within two years following the consummation of the Offer or the Merger (based upon such executive's base salary and target bonus in effect on the date of this Schedule 14d-9):

                                                                       Salary &
                                                                         Bonus
   Name                                                                Payout(1)
   ----                                                                ---------
   Laura L. Benedetti................................................. $398,000
   Bradley H. Feldmann................................................ $517,400
   Christopher A. Head................................................ $507,450
   John J. Sciuto..................................................... $935,300

--------
(1) The salary and bonus payout does not reflect the value to the executives of continuing to participate in each of Comptek's employee benefit plans which provide insurance or medical benefits. The payout amounts also do not reflect the fact that Comptek has agreed to pay on behalf of the executives any excise tax imposed as well as any "gross-up" payment to satisfy any income tax imposed related to the payment of the excise tax.

   The payments to the four executive officers described herein arising pursuant to the Change of Control Agreements would be in addition to any payments due to such four executives pursuant to their respective employment agreements following any voluntary or involuntary termination of employment. See "Employment Agreements" in the Information Statement included as Schedule I to this Schedule 14D-9.

Change of Control Option Exercise Agreements

   Pursuant to letter agreements dated March 20, 2000 between Comptek and each of Messrs. Sciuto, Head, and Feldmann and Mrs. Benedetti (the "Option Letter Agreements"), Comptek has agreed to pay each such executive officer an amount equal to 50% of the reportable taxable income as a result of the exercise of Options and subsequent disposition of shares of Comptek Common Stock in connection with a "change of control". The consummation of the Offer and the Merger will constitute a "change of control" of Comptek within the meaning of the Option Letter Agreements.

Employee Benefit Plans

   Pursuant to the terms of the Merger Agreement, Northrop has agreed to provide all employees of Comptek, who remain employed after the Effective Time, with industry competitive benefits as compared with similarly situated employees at comparable companies, excluding (i) the Comptek Equity Plans, and (ii) Comptek's 1999 Employee Stock Purchase Plan. Furthermore, from and after the Effective Time, until the first anniversary of the Effective Time such benefits shall be at least comparable, in the aggregate for each employee, to the benefits maintained for such employee by Comptek prior to the closing of the Merger (the "Closing").

Payment in connection with Stock Loans

   In July of 1996 and February and March of 1999, John J. Sciuto executed promissory notes totaling $317,254 in favor of Comptek Federal Systems, Inc., a subsidiary of Comptek. Comptek Federal Systems, Inc. provided the loans to Mr. Sciuto to facilitate his purchase of 62,178 shares of Comptek Common Stock and for the payment of estimated alternative minimum taxes. As of June 12, 2000, the outstanding balance on Mr. Sciuto's loans was $129,325.00. On June 12, 2000, the Board of Directors of Comptek (the "Comptek

Board") adopted a resolution providing that in connection with the consummation of the Offer, Comptek shall pay to Mr. Sciuto $193,987.50, an amount equal to the outstanding balance on the loans from Comptek Federal Systems, Inc. and a tax gross-up of 50%. Mr. Sciuto has agreed to use said sums for the repayment of these stock loans from Comptek Federal Systems, Inc.

Directors and Officers Insurance and Indemnification

   The Merger Agreement provides that, for six years after the Effective Time, Comptek, as the Surviving Corporation, will indemnify and hold harmless the current and former directors and officers of Comptek (the "Indemnified Parties") in respect of matters pertaining to their service as such officers or directors existing or occurring at or prior to the Effective Time to the fullest extent that Comptek would have been permitted under New York law and its charter documents (each as in effect on the date hereof) to indemnify such Indemnified Parties. Northrop has agreed that Comptek shall maintain in effect insurance reasonably comparable to the directors' and officers' liability insurance policies maintained by Comptek immediately prior to the Effective Time; provided, however that Comptek will not be required to expend in any one year in excess of 150% of the annual premium currently paid by Comptek for such coverage immediately prior to the Effective Time. The provisions with respect to indemnification set forth in the certificate of incorporation of Surviving Corporation shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees or agents of Comptek.

Merger Agreement

   The following is a summary of certain material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

   Conditions of the Offer. The Offer is subject to a number of conditions which are described below:

     (1) There must be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer, and not withdrawn, a number of Shares which, together with the Shares then owned by Northrop and Acquisition Sub, represents at least 66.67% of the total number of outstanding Shares on a fully diluted basis (as though all outstanding options, rights and other securities convertible into or exercisable or exchangeable for Shares had been converted, exercised or exchanged in accordance with their terms) as of the date that Northrop accepts the Shares pursuant to the Offer (the "Minimum Tender Condition"). On July 5, 2000, the number of Shares needed to satisfy the Minimum Tender Condition would have been 5,132,378.

     (2) The waiting period, and any extension thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and any other applicable antitrust law, must have expired or been terminated.

     (3) The Registration Statement must have become effective under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

     (4) The shares of Northrop Common Stock issuable to Comptek shareholders in the Offer and the Merger must have been approved for listing on the NYSE, subject to official notice of issuance.

     (5) The Offer is also subject to the conditions that, at any time on or after the date of the Merger Agreement and prior to the time of acceptance for exchange of Shares pursuant to the Offer:

    (a) there shall not have been instituted or pending any action or proceeding by any governmental entity, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for exchange of, or the exchange or delivery of shares of Northrop Common Stock for, some of or all the Shares by

       Northrop or Acquisition Sub or the consummation by Northrop or Acquisition Sub of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the executed agreement between Acquisition Sub and certain shareholders of Comptek dated June 15, 2000 (the "Tender Agreement"), the Merger Agreement, the Offer or the Merger, (ii) seeking to restrain or prohibit the Northrop's or Acquisition Sub's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any portion of the business or assets of Comptek and its subsidiaries, taken as a whole, or of Northrop and its subsidiaries, taken as a whole, or to compel Northrop or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of Comptek and its subsidiaries, taken as a whole, or of Northrop and its subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Northrop or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Northrop or any of its subsidiaries or affiliates on all matters properly presented to Comptek's shareholders, or (iv) seeking to require divestiture by Northrop or any of its subsidiaries or affiliates of any Shares;

    (b) there shall not be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger Agreement, the Offer or the Merger, by any governmental entity that, in the reasonable judgment of Northrop, is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding paragraph;

    (c) (i) Comptek's representations and warranties in the Merger Agreement that are qualified as to materiality shall be true and correct (except to the extent expressly made as an earlier date, in which case as of such date), or any of the representations and warranties that are not qualified as to materiality shall be true and correct in all material respects (except to the extent expressly made as an earlier date, in which case as of such date); and (ii) there shall not be a material breach of any of the covenants of Comptek set forth in the Merger Agreement; provided, however, that Comptek shall not be deemed in material breach of its obligations thereunder if any such breach is cured within ten business days after receipt by Comptek of written notice of such breach from Northrop, if such cure can be accomplished before the Offer expires without any extension thereof;

    (d) there shall not have been any change in or effect on the business of Comptek or its subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Comptek and its subsidiaries, taken as a whole (a "Comptek Material Adverse Effect"); provided, however, that "Comptek Material Adverse Effect" shall not be deemed to include the impact of (a) changes in generally accepted accounting principles, (b) acts or omissions of Comptek taken with the prior written consent of Northrop, (c) changes in general economic or industry conditions, (d) the compliance by Comptek with the provisions of the Merger Agreement and the effects of the Offer and the Merger on the business, assets, liabilities, financial condition or results of operations of Comptek and its subsidiaries,
        (e) any change in the market price or trading volume of the Comptek Common Stock, and (f) any changes or effects as a result of the announcement of the Offer and the Merger;

    (e)the Merger Agreement shall not have been terminated in accordance with its terms;

    (f) (i) the Comptek Board (or any committee thereof) shall have approved and shall have made a recommendation of the Offer, the Merger and the Merger Agreement and shall have not withdrawn or materially modified or amended in a manner adverse to Northrop or Acquisition Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement; and (ii) the Comptek Board (or any committee thereof) shall have not recommended to the shareholders of Comptek any Comptek Superior Proposal (as defined below) or resolved to, or publicly announced an intention to, do so;

    (g) Comptek shall not have entered into, or publicly announced its intention to enter into, an agreement or agreement in principle (other than certain confidentiality agreements permitted by the Merger Agreement) with respect to any Comptek Superior Proposal (as defined below under "--Other Offers");

    (h) no person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Northrop or any of its subsidiaries, shall have become the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Shares or shall have acquired, directly or indirectly, at least 20% of the assets of Comptek and its subsidiaries, which, in the good faith judgment of Northrop in any such case, and regardless of the circumstances (including any action or omission by Northrop or Acquisition Sub) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange; and

    (i) (i) Northrop shall have been furnished with evidence satisfactory to it of the consent or approval of those certain third parties listed in the Merger Agreement whose consent or approval may be required in connection with the Offer and the Merger; (ii) certain key employees of Comptek or its subsidiaries listed in the Merger Agreement shall have executed and delivered employment agreements and non-competition agreements reasonably acceptable to Northrop and at least three out of the six other key employees listed in the Merger Agreement shall have executed and delivered employment agreements and non-competition agreements reasonably acceptable to Northrop; and (iii) Comptek shall have terminated all contracts with foreign consultants of Comptek or its subsidiaries for which Northrop has requested such termination at least 45 days prior to Effective Time.

   Notwithstanding the foregoing conditions to the Offer, the Comptek Board (or any committee thereof) may (1) withdraw or materially modify or amend in a manner adverse to Northrop or Acquisition Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement or (2) may recommend to the shareholders of Comptek any Company Superior Proposal or may resolve to, or publicly announce an intention to, do so, if:

     (x) the representations and warranties of Northrop set forth in the Merger Agreement that are qualified as to materiality shall become untrue or incorrect (except to the extent expressly made as of an earlier date, in which case as of such date), or any of the representations and warranties set forth in the Merger Agreement that are not so qualified shall become untrue or incorrect in any material respect (except to the extent expressly made as of an earlier date, in which case as of such date);

     (y) there shall be a material breach of any of the covenants of Northrop set forth in the Merger Agreement; provided, however, that Northrop shall not be deemed in material breach of its obligations under the Merger Agreement or any representation or warranty if any such breach is cured within ten business days after receipt by Northrop of written notice of such breach from Comptek, if such cure can be accomplished before the Offer expires without any extension thereof; or

     (z) there shall have been any change in or effect on the business of Northrop and its subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Northrop and its subsidiaries, taken as a whole (a "Northrop Material Adverse Effect"); provided, however, that "Northrop Material Adverse Effect" shall not be deemed to include the impact of (a) changes in generally accepted accounting principles, (b) acts or omissions of Northrop taken with the prior written consent of Comptek, (c) changes in general economic or industry conditions, (d) the compliance by Northrop or Acquisition Sub with the provisions of the Merger Agreement and the effects of the Offer and the Merger on the business, assets, liabilities, financial condition or results of operations of Northrop and its subsidiaries, taken as a whole, (e) any change in the market price or trading volume of Northrop Common Stock, and
  (f) any changes or effects as a result of the announcement of the Offer and the Merger.

   Amending the Offer. Pursuant to the Merger Agreement, Northrop agreed that, without the prior written consent of Comptek, no change may be made to the Offer which:

  . changes the form or amount of consideration to be paid;

  . imposes conditions to the Offer in addition to those set forth in the Merger Agreement;

  . changes or waives the Minimum Tender Condition;

  . extends the Offer (except as set forth below under "--Expiration or Termination of the Offer"); or

  . makes any other change to any condition to the Offer set forth in the Merger Agreement which is adverse to the holders of Shares.

   Consideration. The Merger Agreement provides for the consideration that Northrop will pay in the Offer, including the Exchange Ratio and the adjustments, if any, to the Exchange Ratio.

   Expiration or Termination of the Offer. Pursuant to the Merger Agreement, Northrop agreed that if, at the scheduled expiration date of the Offer, the conditions to the Offer shall not have been satisfied or waived, other than several specified conditions, unless there is no reasonable possibility of all of the conditions to the Offer being satisfied on or before October 31, 2000, Northrop will extend the expiration date of the Offer for an additional period or periods of time, each of which being no longer than 15 business days, until the date that such conditions are satisfied or waived and Northrop becomes obligated to accept for payment and pay for Shares tendered pursuant to the Offer. However, if at any scheduled expiration date of the Offer, all of the conditions to the Offer have been satisfied or waived other than the Minimum Tender Condition, Northrop will only be required to extend the Offer for an additional 20 business days following such scheduled expiration date.

   The Merger. If the conditions to the Merger are satisfied or waived in accordance with the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the Business Corporation Law of the State of New York (the "BCL"), then at the Effective Time Acquisition Sub will merge with and into Comptek. Comptek will survive the Merger as a wholly owned subsidiary of Northrop.

   Effective Time of the Merger. The Merger will become effective upon the filing of (i) a certificate of merger with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and (ii) a certificate of merger with the Secretary of State of the State of New York in such form as required by, and executed in accordance with, the relevant provisions of the BCL or at such later date and time as agreed by Northrop and Comptek and set forth in such certificates of merger.

   Additional Effects of the Merger. Upon completion of the Merger:

  . each outstanding share of Comptek Common Stock will be converted into and become the right to receive the amount and type of consideration received by Comptek shareholders who tendered their Shares in the Offer;

  . each outstanding share of capital stock of Acquisition Sub will be converted into and become one share of common stock of Comptek, as the Surviving Corporation;

  . the directors and officers of Acquisition Sub at the Effective Time will become the directors and officers of Comptek, as the Surviving Corporation;

  . the certificate of incorporation of Comptek in effect immediately prior to the Effective Time will be amended and restated as of the Effective Time so as to read substantially the same as the certificate of incorporation of Acquisition Sub, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of Comptek, as the Surviving Corporation; and

  . the bylaws of Comptek in effect immediately prior to the Effective Time will be amended and restated in their entirety to read substantially the same as the bylaws of Acquisition Sub, and, as so amended, such bylaws shall be the bylaws of Comptek, as the Surviving Corporation.

   Exchange Agent. At or prior to the Effective Time, Northrop shall enter into an agreement with a bank or trust company that is reasonably acceptable to Comptek, to act as exchange agent for the Merger (the "Exchange Agent") with which Northrop shall deposit any required cash and certificates representing the number of whole shares of Northrop Common Stock issuable pursuant to the Merger Agreement in exchange for outstanding shares of Comptek Common Stock. Soon after the Effective Time, the Exchange Agent will send a letter to each person who was a Comptek shareholder at the Effective Time containing instructions on how to surrender Comptek stock certificates to the Exchange Agent and receive shares of Northrop Common Stock and cash, if any cash is payable.

   Dividends. Holders of Shares will not be entitled to receive any dividends or other distributions payable by Northrop until they exchange the stock certificates representing their Shares for certificates representing shares of Northrop Common Stock. Once holders deliver their Comptek stock certificates to the Exchange Agent, they will receive, subject to applicable laws, accumulated dividends and distributions, without interest.

   Fractional Shares. No scrip or fractional shares of Northrop Common Stock will be issued upon the surrender of certificates representing Shares. An outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a shareholder of Northrop or of the Surviving Corporation with respect to such fractional share interest. Holders of Shares otherwise entitled to fractional shares of Northrop Common Stock will receive a cash payment instead of such fractional shares. No later than the Closing, Northrop shall deposit with the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Comptek Common Stock an amount in cash, rounded to the nearest whole cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the Final Average Closing Price.

   As soon as practicable after the determination of the amount of cash to be paid to holders of Shares with respect to any fractional share interests, if any, the Exchange Agent will make available such amounts, net of any required withholding taxes, to such holders of Comptek Common Stock, subject to and in accordance with the terms of the Merger Agreement.

   Comptek Board of Directors. Upon acceptance for exchange of Shares in the Offer, Northrop will be entitled to designate a number of directors of Comptek, rounded up to the next whole number, that bears the same proportion to the total number of directors of Comptek as the proportion of the total number of shares of Comptek Common Stock then held by Northrop bears to the total number of outstanding shares of Comptek Common Stock, provided that until the Merger has been consummated, the Comptek Board shall always have at least two members (the "Continuing Directors") who were directors of Comptek prior to consummation of the Offer. The Merger Agreement provides that, prior to the Effective Time, if Northrop's designees are elected to the Comptek Board, the affirmative vote of the Continuing Directors will be required to:

  . amend or terminate the Merger Agreement;

  . waive any of Comptek's rights, benefits or remedies under the Merger
    Agreement;

  . extend the time for performance of Northrop's or Acquisition Sub's obligations under the Merger Agreement; or

  . approve any other action by Comptek which is reasonably likely to adversely affect the interests of Comptek's shareholders, other than Northrop, Acquisition Sub or their affiliates, with respect to the transactions contemplated by the Merger Agreement.

   Representations and Warranties. The Merger Agreement contains customary representations of Comptek and Northrop (including its wholly owned merger subsidiary, Acquisition Sub) relating to, among other things:

  . corporate existence, corporate organization, and similar corporate matters;

  . with respect to Comptek only, ownership of subsidiaries;

  . capital structure;

  . corporate authority to enter into, and carry out the obligations under, the Merger Agreement and the enforceability of the Merger Agreement;

  . absence of a conflict with or violation of the certificate of incorporation, bylaws, or laws, or, with respect to Comptek only, any material agreement, as a result of the transactions contemplated by the Merger Agreement;

  . required filings and consents, approvals, authorizations and permits of governmental authorities relating to the Merger Agreement and related matters;

  . possession of permits and compliance with applicable laws;

  . documents filed with the SEC and stock exchanges and the accuracy of information contained in those documents;

  . financial statements and the absence of undisclosed liabilities;

  . with respect to Northrop only, the accuracy of information supplied in connection with its Prospectus and the Registration Statement and of information supplied or to be supplied by Northrop or Acquisition Sub for inclusion or incorporation by reference in this Schedule 14D-9 or Comptek's proxy statement relating to the meeting of shareholders of Comptek, if required, for the purpose of obtaining shareholder approval of the Merger and the Merger Agreement (the "Comptek Proxy Statement");

  . absence of material changes or events;

  . with respect to Comptek only, matters relating to the Employee Retirement
    Income Security Act of 1974, employee benefits, employment agreements, and consultants;

  . with respect to Comptek only, contracts, litigation, environmental matters, intellectual property matters, insurance, title to properties, and affiliates;

  . filing of tax returns and payment of taxes;

  . with respect to Comptek only, the opinion of its financial advisor;

  . engagement and payment of fees to brokers, finders, or investment bankers;

  . with respect to Comptek only, absence of certain improper business practices, pending claims or investigations, and business activity restrictions;

  . with respect to Comptek only, inapplicability of state takeover statutes and absence of dissenters' rights in connection with the Offer;

  . with respect to Comptek only, shareholder votes required for approval of the Merger Agreement and the transactions contemplated thereby; and

  . with respect to Northrop only, authority to issue the shares of Northrop
    Common Stock in connection with the Offer and the Merger and lack of any ownership by Northrop or Acquisition Sub of any capital stock of Comptek.

   In addition, the parties have also represented to one another that they are unaware of any circumstance or event that would prevent the Merger from being treated as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code.

   The representations and warranties contained in the Merger Agreement do not survive the Effective Time of the Merger.

   Conduct of Business Pending the Merger. Comptek has agreed that in order to preserve substantially intact its business organization, unless Northrop otherwise agrees in writing, Comptek and its subsidiaries will (1) conduct their businesses only in, and not take any action except in, the ordinary course of business consistent with past practice, (2) use all reasonable efforts to keep available the services of current officers, significant employees and consultants, and (3) preserve current, significant business relationships with corporate partners, customers, suppliers and other persons. Comptek has agreed that, except as otherwise provided by the Merger Agreement, neither Comptek nor its subsidiaries will do any of the following without the prior written consent of Northrop:

  . amend its certificate of incorporation or bylaws;

  . authorize, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber any shares of capital stock of Comptek or any of its subsidiaries other than pursuant to (1) the exercise of Options outstanding as of the date of the Merger Agreement, (2) the grant after the date of the Merger Agreement of options to newly hired employees in the ordinary course of business consistent with past practice and in each case subject to the prior approval of Northrop before grant, provided, that such additional amount of Comptek Common Stock subject to such options shall not exceed 25,000 shares in the aggregate or (3) Comptek's 1999 Employee Stock Purchase Plan in the ordinary course of business consistent with past practice, provided that Comptek shall take all necessary action to suspend offering of such shares as of July 1, 2000;

  . sell, pledge, dispose of, grant, transfer, lease, license, guarantee, or encumber any material property or assets of Comptek or any of its subsidiaries except transactions pursuant to existing contracts or in the ordinary course of business consistent with past practice;

  . (1) acquire any interest in another entity, other than the purchase of assets in the ordinary course of business consistent with past practice;
    (2) incur any indebtedness; (3) terminate, cancel, or request or agree to any material change in any material contract or license agreement; (4) make or authorize capital expenditures totaling, in the aggregate, in excess of $500,000; or (5) enter into or amend any contract, agreement, commitment, or arrangement that if fully performed would not be permitted by the foregoing restrictions;

  . declare, set aside, make or pay any dividends with respect to any of its capital stock;

  . reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any of its capital stock;

  . amend or change the period of exercisability of, or authorize cash payments in exchange for, options granted under the Comptek Stock Incentive Plans;

  . amend the terms of, repurchase, redeem or otherwise acquire any securities of Comptek or any of its subsidiaries;

  . increase the compensation payable to its directors, officers, consultants, or employees; grant any rights to severance or termination pay or enter into any new employment or severance agreement that provides benefits upon a change in control that would be triggered by the Merger; establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee of Comptek or any subsidiary of Comptek; or enter into or amend any contract, agreement, commitment or arrangement between Comptek or any subsidiary of Comptek and any of Comptek's directors, officers, consultants or employees;

  . pay, discharge, or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice or as disclosed in Comptek's audited consolidated balance sheet as of March 31, 1999 or on the disclosure schedule provided in connection with the Merger Agreement;

  . except as required by any governmental entity, make any material change with respect to its accounting practices;

  . make any material tax election or settle or compromise any material tax liability; or

  . authorize or enter into any agreement or make any commitment to do any of the foregoing or take any action which would make any of the representations or warranties of Comptek untrue or incorrect or prevent Comptek from performing its covenants.

   Access to Information. Pursuant to the Merger Agreement, Comptek agreed, except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Northrop or Comptek or any of their respective subsidiaries is a party or pursuant to applicable law, to provide Northrop (and its representatives) access at reasonable times upon prior notice to Comptek's and its subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof, and (ii) furnish promptly such information concerning Comptek's and its subsidiaries' business, properties, contracts, assets, liabilities and personnel as Northrop or its representatives may reasonably request.

   Other Offers. The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, Comptek will not, whether directly or indirectly, and shall cause its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives not to, directly or indirectly:

  . solicit, initiate or encourage (including by way of furnishing nonpublic information), any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Company Competing Transaction (as defined below); or

  . enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Company Competing Transaction, or agree to endorse any Company Competing Transaction; or

  . authorize or permit any of Comptek's representatives or any subsidiary of Comptek, or any representative retained by any subsidiary of Comptek, to take any such action;

provided, however, that if and only if:

  . a person submits an unsolicited, bona fide written proposal regarding a Company Competing Transaction; and

  . the Comptek Board determines that such proposal is a Company Superior
    Proposal;

then the Comptek Board may provide information under a confidentiality agreement to the person making the Company Superior Proposal and participate in negotiations and discussions regarding the Company Superior Proposal. Additionally, in response to a Company Superior Proposal which was not solicited by Comptek and which did not otherwise result from a breach of the provisions of the Merger Agreement described above, Comptek may terminate the Merger Agreement.

   Comptek has agreed to notify Northrop promptly of any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Company Competing Transaction, such notice to include the identity of the person making such proposal, offer, inquiry or contact, and other terms of such Company Competing Transaction. Comptek immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any Comptek Competing Transaction. Comptek shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

   The right of Northrop and Comptek to terminate the Merger Agreement will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of the Merger Agreement.

   No provision of the Merger Agreement prohibits the Comptek Board from taking, and disclosing to Comptek's shareholders, a position with respect to a third party tender offer made pursuant to Rules 14d-9 and 14e-2.

   The Merger Agreement provides that:

  . the term "Company Competing Transaction" means any (i) merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, transfer or other disposition of 20% or more of the assets of Comptek or Comptek's Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding voting securities of Comptek or the filing of a registration statement under the Securities Act in connection therewith;
    (iv) any Person having acquired "beneficial ownership" (as such term is defined under Section 13(d) of the Exchange Act) or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 33% or more of the outstanding voting securities of Comptek; (v) any solicitation by Comptek in opposition to the Offer; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  . the term "Company Superior Proposal" means a Company Competing
    Transaction as to which: (i) the Comptek Board determines in good faith (after considering applicable law and consulting with independent outside counsel) that its fiduciary duties to Comptek's shareholders under applicable law require that the Comptek Board provide information to, or otherwise negotiate with, the acquiring party making such Company Competing Transaction; (ii) if any cash consideration is involved, shall not be subject to any financing contingency, and with respect to which Comptek Board shall have determined in the proper exercise of its fiduciary duties to Comptek's shareholders that the acquiring party is reasonably capable of consummating such Company Competing Transaction on the terms proposed; and (iii) the Comptek Board shall have determined in good faith (after consulting with Comptek's independent financial advisors of nationally recognized reputation) that such Company Competing Transaction provides greater value, in the aggregate, to the shareholders of the Company than the Merger.

   Employee Benefits. Pursuant to the terms of the Merger Agreement, Northrop has agreed to provide all employees of Comptek, who remain employed after the Effective Time, with industry competitive benefits as compared with similarly situated employees at comparable companies, excluding (i) the Comptek Equity Plans and (ii) Comptek's 1999 Employee Stock Purchase Plan. Furthermore, from and after the Effective Time, until the first anniversary of the Effective Time such benefits shall be at least comparable, in the aggregate for each employee, to the benefits maintained for such employee by Comptek prior to the Closing.

   Directors and Officers Insurance and Indemnification. The Merger Agreement provides that, for six years after the Effective Time, Comptek, as the Surviving Corporation, will indemnify and hold harmless the current and former directors and officers of Comptek in respect of matters pertaining to their service as such officers or directors existing or occurring at or prior to the Effective Time to the fullest extent that Comptek would have been permitted under New York law and its charter documents (each as in effect on the date hereof) to indemnify such Indemnified Parties. Northrop has agreed that Comptek shall maintain in effect insurance reasonably comparable to the directors' and officers' liability insurance policies maintained by Comptek immediately prior to the Effective Time; provided, however that Comptek will not be required to expend in any one year in excess of 150% of the annual premium currently paid by Comptek for such coverage immediately prior to the Effective Time. The provisions with respect to indemnification set forth in the certificate of incorporation of Surviving Corporation shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees or agents of Comptek.

   Comptek Shareholders' Meeting. If required by applicable law to effectuate the Merger, the Merger Agreement requires Comptek to call a meeting of its shareholders as soon as reasonably practicable after acceptance for payment of Shares tendered in the Offer. If the Minimum Tender Condition is satisfied pursuant to the Offer, Acquisition Sub will hold at least a 66.67% of the outstanding Shares and will be able to assure that the requisite number of affirmative votes in favor of approval and adoption of the Merger Agreement will be received, even if no other shareholder votes in favor thereof. If Acquisition Sub obtains at least 90% of the outstanding Shares pursuant to the Offer, it has agreed to effect the Merger without any notice to and without the authorization of the shareholders of Comptek pursuant to Section 253 of the DGCL and Section 905 of the BCL.

   Antitrust Approvals. Pursuant to the Merger Agreement, each of the parties to the Merger Agreement has agreed to take, or cause to be taken, all appropriate action and make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to the Merger Agreement, the Offer and the Merger required under the HSR Act, if any. The parties shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling parties and their advisors prior to filing, and none of the parties shall file any such document if any of the other parties shall have reasonably objected to the filing. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Offer or the Merger at the behest of any governmental entity without the consent and agreement of the other parties, which consent shall not be unreasonably withheld.

   Further Assurances. Each of Northrop and Comptek has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective, the Offer and the Merger, including, without limitation:

  . use all reasonable efforts to take such action as may be required to obtain all other necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all other necessary registrations and filings (including other filings with governmental entities, if any);

  . use all reasonable efforts to obtain all necessary consents, approvals or waivers from third parties; and

  . use all reasonable efforts in the preparation of the Registration
    Statement, the Offer Documents, the Schedule 14D-9 and, if necessary, any post-effective amendment to the Registration Statement filed by Northrop for the purpose of filing the Comptek Proxy Statement (the "Post-Effective Amendment").

   Conditions to the Completion of the Merger. Each party's obligation to effect the Merger is subject to the satisfaction or waiver of the following conditions:

  . if required by BCL or the DGCL, the holders of at least 66.67% of all outstanding shares of Comptek Common Stock having approved and adopted the Merger and the Merger Agreement;

  . Acquisition Sub having accepted for exchange and exchanged all shares of Comptek Common Stock tendered pursuant to the Offer unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party asserting such condition;

  . no judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition being in effect that prevents or prohibits consummation of the Merger; and

  . the Registration Statement or a Post-Effective Amendment, as the case may be, shall have become effective under the Securities Act and shall not be the subject of any stop order.

   Termination Events. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the shareholders of Comptek:

     (1) by mutual written consent of Comptek and Northrop;

     (2) by Northrop or Comptek if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Northrop or Acquisition Sub having accepted for exchange any Shares pursuant to the Offer; provided that Northrop and Acquisition Sub shall not be permitted to terminate the Merger Agreement if the Offer is terminated or expires without Shares being accepted for exchange in violation of the Merger Agreement;

     (3) by Northrop or Comptek if the Offer shall not have been consummated on or before October 30, 2000, unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate;

     (4) by Northrop or Comptek if the Merger shall not have been consummated as a result of any condition described above under "--Conditions to the Completion of the Merger" being incapable of being satisfied;

     (5) by Northrop or Comptek if any statute, rule, regulation, injunction or decree having the effects set forth below shall be in effect and shall have become final and nonappealable:

       (a) there shall be instituted or pending any action or proceeding by any governmental entity, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for exchange of, or the exchange or delivery of shares of Northrop Common Stock for, some of or all the Shares by Northrop or Acquisition Sub or the consummation by Northrop or Northrop of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Tender Agreement, the Merger Agreement, the Offer or the Merger, (ii) seeking to restrain or prohibit Northrop's or Acquisition Sub's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any portion of the business or assets of Comptek and its subsidiaries, taken as a whole, or of Northrop and its subsidiaries, taken as a whole, or to compel Northrop or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of Comptek and its subsidiaries, taken as a whole, or of Northrop and its subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Northrop or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Northrop or any of its subsidiaries or affiliates on all matters properly presented to Comptek's shareholders or (iv) seeking to require divestiture by Northrop or any of its subsidiaries or affiliates of any Shares; or

       (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger Agreement, the Offer or the Merger, by any governmental entity that, in the reasonable judgment of Northrop, is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through
    (iv) of paragraph (a) above, subject as aforesaid;

     (6) by Northrop upon the occurrence of any Trigger Event (as defined below under "--Termination Fee; Expenses"); or

     (7) by Comptek if the Comptek Board shall have recommended to the shareholders of Comptek a Company Competing Transaction provided that Comptek complies with certain requirements of the Merger Agreement.

   Termination Fee; Expenses. Comptek has agreed to pay Northrop a fee (the "Termination Fee") in immediately available funds equal to $4 million promptly, but in no event later than ten business days, after the termination of the Merger Agreement (or such later date as may apply in the case of clause (1) below) as a result of the occurrence of any of the events set forth below (each, a "Trigger Event"):

     (1) Comptek shall have received a Company Competing Transaction, and at any time prior to, or within one year after the termination of the Merger Agreement, unless the Merger Agreement is terminated pursuant to paragraphs
  (1) or (5) under "--Termination Events" above, Comptek shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle, other than a confidentiality agreement permitted by the Merger Agreement, with respect to any Company Competing Transaction;

     (2) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Northrop or any of its subsidiaries, shall have become the "beneficial owner" (as defined in rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Shares or shall have acquired, directly or indirectly, at least 20% of the assets of Comptek and its subsidiaries;

     (3) Comptek shall have intentionally breached or willfully failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in subparagraphs (c), (d) or (e) of paragraph (5) under "-- Conditions of the Offer" above; or

     (4) the Comptek Board, or any committee thereof, shall have recommended to the shareholders of Comptek any Company Competing Transaction or shall have resolved to, or publicly announced an intention to do so, except under the circumstances described under "--Conditions of the Offer" above.

   Notwithstanding the foregoing, no Termination Fee shall be paid pursuant to the Trigger Events listed above if Northrop shall be in material breach of its obligations under the Merger Agreement or if any of its representations and warranties shall become untrue or incorrect in any material respect unless such breach or untrue or incorrect representation or warranty is cured within ten business days after receipt by Northrop of written notice of such breach or untrue or incorrect representation or warranty from Comptek.

   In the event that Northrop shall terminate the Merger Agreement because of any breach or failure to perform by Comptek as set forth in clause (3) above that is not an intentional breach or willful failure to perform on the part of Comptek, then, without limiting any other remedies available to Northrop, Comptek shall reimburse Northrop (not later than ten business days after submission of statements therefor) for all actual, documented out-of-pocket expenses not to exceed $750,000 reasonably incurred by Northrop on its behalf in connection with the consummation of the transaction contemplated by the Merger Agreement; provided, however, that no fee is payable if Northrop is in material breach of its obligations under the Merger Agreement and has not cured any such breach within five business days after receipt of written notice by Comptek.

   In the event that the Comptek Board rescinds its recommendation of the Offer or recommends a Company Superior Proposal under the circumstances described under "--Conditions of the Offer" above and as a result the Offer and the Merger are not consummated, then, without limiting any other remedies available to Comptek, Northrop shall reimburse Comptek (not later than ten business days after submission of statements therefore) for all actual, documented out-of-pocket expenses not to exceed $750,000 reasonably incurred by Comptek or on its behalf in connection with the consummation of the transaction contemplated by the Merger Agreement; provided, however, that no fee is payable if Comptek is in material breach of its obligations under the Merger Agreement and has not cured any such breach within five business days after receipt of written notice by Northrop.

   The Merger Agreement further provides that under certain circumstances if Comptek or Northrop fails to pay any termination fee or any reimbursement due, it must pay the other party's costs and expenses in connection with any action taken to collect payment.

   Except as otherwise set forth above, all expenses incurred in connection with the Merger Agreement, the Offer and the Merger shall be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated, except that Northrop shall pay all expenses incurred solely for printing, filing and mailing the Registration Statement, the Post-Effective Amendment, if necessary, the Proxy Statement, if necessary, and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement and any fees required to be paid under the HSR Act.

   Assumption Of Certain Obligations. Pursuant to the Merger Agreement, Northrop has agreed that it shall, or shall cause the Surviving Corporation to, affirmatively assume the obligations of Comptek under certain indentures and financing agreements to which Comptek is a party.

   In March 1999, Comptek issued $15 million principal amount of 8
1/2% Convertible Subordinated Debentures due 2004 (the "Convertible Debentures") pursuant to the Indenture (the "Comptek Indenture") dated March 24, 1999 by and between Comptek and The Bank of New York, as trustee (the "Trustee") for the benefit of the purchasers of the Convertible Debentures. As of June 21, 2000, $5 million of Convertible Debentures remained outstanding. The Convertible Debentures are convertible into Comptek Common Stock at the conversion price of $9.50 per share. Pursuant to and in accordance with the Comptek Indenture, in connection with the closing of the Merger, the Surviving Corporation and the Trustee will execute a supplemental indenture to the Comptek Indenture which will provide that thereafter all outstanding Convertible Debentures be convertible into Northrop Common Stock as if such Convertible Debentures had been converted to Comptek Common Stock immediately prior to the Merger.

   In addition to the Comptek Indenture, other financing agreements to which Comptek is a party and which are subject to the foregoing requirement are: (i) the Loan Agreement dated March 24, 1999 between Comptek, as borrower, and Manufacturers and Traders Trust Company, as lender, pursuant to which Comptek has a $30 million line of credit; (ii) the Canadian Economic Development Corporation Performance Bond Guarantee Recourse Agreement dated November 5, 1997; and (iii) a $10 million Subordinated Note payable to Amherst Systems, Inc. due March 26, 2001.

Tender Agreement

   As required by Northrop as a condition to its entering into the Merger Agreement, on June 15, 2000, Acquisition Sub entered into a Tender Agreement with certain shareholders of Comptek (each, a "Shareholder," and collectively, the "Shareholders") with respect to an aggregate of 1,419,601 shares including Options owned by such Shareholders. The Shareholders who entered into the Tender Agreement are: Laura L. Benedetti, John R. Cummings, Bradley H. Feldmann, G. Wayne Hawk, Christopher A. Head, James D. Morgan, John J. Sciuto and Henry P. Semmelhack. The following is a summary of certain provisions of the Tender Agreement. The summary is qualified in its entirety by reference to the full text of the Tender Agreement, a copy of which is filed herewith as Exhibit (a)(5) and is incorporated herein by reference.

   Pursuant to the Tender Agreement, each Shareholder has agreed to tender for exchange in the Offer all Shares then owned or thereafter acquired by such Shareholder.

   Pursuant to the Tender Agreement, each Shareholder has revoked any and all previous proxies granted with respect to such Shareholder's Shares, and constitutes and appoints Acquisition Sub, or any nominee of Acquisition Sub with full power of substitution, as its true and lawful attorney and proxy, to vote each of such Shareholder's Shares at any meeting of Comptek's shareholders
(i) in favor of the adoption of the Merger Agreement, the Tender Agreement and the approval of the Merger; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or the failure to fulfill any other obligation or agreement of Comptek under the Merger Agreement; and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and the Tender Agreement. In addition, the proxy granted by each Shareholder is irrevocable, and coupled with an interest and is granted in consideration for Acquisition Sub entering into the Merger Agreement; provided, however, that such proxy shall be revoked upon termination of the Merger Agreement in accordance with its terms.

   Under the terms of the Tender Agreement, each Shareholder has agreed that such Shareholder will not directly or indirectly (i) grant any proxies (other than proxies relating to the election of management's slate of directors at an annual meeting of Comptek's shareholders, and other routine matters which would not require the filing of a preliminary proxy statement under Rule 14a-6(a) of the Exchange Act) or enter into any voting trust or other agreement or arrangement with respect to the voting of any such Shareholder's Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or assignment or understanding and agrees to notify Acquisition Sub promptly and to provide all details requested by Acquisition Sub if such Shareholder shall be approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

   Additionally, each Shareholder, in the capacity as a Shareholder, shall not directly or indirectly (i) subject to the fiduciary duty under applicable law of such Shareholder as a director of Comptek (if such Shareholder is such a director) as further provided in the Merger Agreement, solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of Comptek or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of the assets of, Comptek or any direct or indirect subsidiary thereof, whether by Merger, purchase of assets, tender offer or other transaction or (ii) subject to the fiduciary duty under applicable law of such Shareholder as a director of Comptek (if such Shareholder is such a director) as further provided in the Merger Agreement, participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. Such Shareholder shall promptly advise Acquisition Sub of the terms of any communications it may receive in the capacity as a Shareholder relating to any of the foregoing.

Item 4. The Solicitation/Recommendation.

   (a) Recommendation Of Comptek Board.

   At a meeting held on June 12, 2000, the Comptek Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Comptek's shareholders.

   The Comptek Board recommends that Comptek's shareholders accept the Offer and tender their Shares pursuant to the Offer.

   A letter to Comptek's shareholders communicating the Comptek Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

   (b) Background; Reasons For The Comptek Board's Recommendation; Opinion Of Comptek's Financial Advisor.

Background

   Beginning in November, 1999, senior management of Comptek began to explore and analyze Comptek's strategic alternatives in order to maximize shareholder value. Among other things, Comptek's senior management explored and analyzed the following: (i) remaining as a stand-alone company and operating in accordance with Comptek's current business model, including strategic small acquisitions, (ii) pursuing a merger with a similar size company, and (iii) pursuing a possible sale of Comptek.

   Comptek subsequently engaged CIBC World Markets Corp. ("CIBC World Markets") as its financial advisor to assist senior management in its review of strategic alternatives and in any significant corporate transaction or series of transactions that may be undertaken by Comptek. After an evaluation of, and discussions with, Comptek's management and CIBC World Markets regarding possible strategic alternatives, the Comptek Board determined that the best course of action to maximize shareholder value was to explore a sale of Comptek.

   Comptek's management, with the assistance of CIBC World Markets, then identified a number of third parties in the defense electronics and federal information technology services industries, and certain financial buyers, who might have an interest in engaging in a business combination transaction with Comptek.

   Commencing in late February 2000, 37 parties were contacted in an effort to ascertain on a preliminary basis their level of interest in engaging in a business combination transaction with Comptek. Of the parties contacted, approximately 20 parties, including Northrop, executed confidentiality agreements and received limited non-public information concerning Comptek. Prospective bidders were requested to submit preliminary indications of interests in a possible transaction with Comptek by March 1, 2000.

   In early March 2000, Comptek received preliminary indications of interest from five parties, including a preliminary indication of interest from Northrop of between $16.00 to $18.00 per Share. On March 20, 2000, the Board of Directors of Comptek reviewed these five preliminary indications of interest and instructed Comptek's financial advisor to further discuss the levels of interest received. Depending on the outcome of those discussions, the Board of Directors instructed Comptek's financial advisor to invite Northrop and other prospective buyers with an opportunity to conduct limited due diligence on Comptek at a data room established at the offices of Stroock & Stroock & Lavan LLP, Comptek's legal counsel ("Stroock"). During these meetings, representatives of Northrop and other potential buyers were to be provided with an overview of Comptek's businesses and operations and were to be provided with certain additional non-public financial information of Comptek, including detailed financial forecasts.

   From April 13 through April 14, 2000, Northrop's due diligence team reviewed public documents, financial and technical information, financial forecasts as well as other financial and operational information in the data room. Northrop's due diligence team also met with and asked questions of Comptek's management as part of its review of Comptek. On April 14, 2000, Comptek provided to Northrop the proposed form of merger agreement prepared by Stroock.

   Upon completion of this phase of due diligence, prospective bidders, including Northrop, were requested to submit revised proposals and comments to the proposed form of merger agreement. The Comptek Board, taking into account a number of factors, including the proposed amount and form of the consideration offered and the likelihood of completion of a transaction, authorized Comptek's management and legal and financial advisors to continue negotiations with Northrop.

   On April 27, 2000, Northrop submitted a written proposal which was subject to certain conditions, including the satisfactory completion of confirmatory due diligence, and which valued Comptek at $20.00 per Share. Although not binding, this written proposal served as the basis for the parties' negotiations towards a definitive agreement.

   During the week of May 22, 2000, Northrop conducted its confirmatory due diligence.

   On June 2, 2000, Northrop submitted a revised written proposal which was no longer subject to completion of due diligence, but was subject to the negotiation and execution of a definitive agreement. This revised proposal contemplated an all stock transaction at a fixed exchange ratio of 0.265 of a share of Northrop Common Stock for each outstanding Share.

   On June 4, 2000, Mr. Sciuto held a meeting with other senior members of management of Comptek, and a telephonic meeting with Comptek's legal and financial advisors, to update them on his discussions with Northrop.

   After discussions between Comptek and Northrop, Northrop amended its June 2, 2000 conditional offer by a letter dated June 7, 2000 that established a range of exchange ratios depending on the average closing price per share of Northrop Common Stock for the 20 trading days immediately preceding the consummation of the transaction to preserve the indicated value of the transaction to both Northrop and the Comptek shareholders.

   Discussions among the parties and their respective legal and financial advisors immediately ensued, and by a second letter dated June 7, 2000, Northrop revised the final exchange ratios and provided the estimated value of a share of Comptek Common Stock.

   Between June 8, 2000 and June 11, 2000, there were a series of telephonic negotiations between Albert Myers, Corporate Vice President and Treasurer of Northrop, and John Sciuto, Chairman, President and Chief Executive Officer of Comptek, regarding various valuation refinements. Negotiations also were conducted in New York City on June 10 and 11 among the parties' legal and financial advisors regarding the details, terms and conditions of a final merger agreement.

   During the period from June 4, 2000 to June 11, 2000, Mr. Sciuto had numerous telephone conversations with each member of the Comptek Board to keep them informed of the substance of the negotiations with Northrop.

   The Comptek Board held a special meeting on June 12, 2000, to discuss the proposed transaction with Northrop and the terms of the Merger Agreement. Mr. Sciuto updated the Comptek Board on the negotiations with Northrop. Mr. Sciuto reviewed the strategic business rationale for the transaction. Representatives of Stroock summarized the terms and conditions of the Merger Agreement, the Tender Agreement and related legal documents, and discussed the directors' fiduciary duties under New York law. In addition, CIBC World Markets reviewed with the Comptek Board its financial analysis of the Exchange Ratio (which is summarized under "--Opinion of Comptek's Financial Advisor" below) and rendered to the Comptek Board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated June 12, 2000, to the effect that, as of that date and subject to the matters described therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Shares (other than Northrop and its affiliates).

   After discussion and consideration of the factors and reasons described below under "--Reasons for the Comptek Board's Recommendation," the Comptek Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of, Comptek's shareholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that Comptek's shareholders accept the Offer and tender their shares of Comptek Common Stock pursuant to the Offer.

   Following the meeting of the Comptek Board, as of June 12, 2000, Comptek, Northrop and Acquisition Sub executed the Merger Agreement. On June 12, 2000, each of Comptek and Northrop issued a press release announcing that the parties had executed the Merger Agreement. On June 15, 2000 certain shareholders of Comptek, including certain directors and certain members of senior management, executed the Tender Agreement.

Reasons For The Comptek Board's Recommendation

   In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Comptek Board considered a number of factors, including:

   1. the financial condition, results of operations, cash flows, earnings, assets and prospects of Comptek if it remains an independent company;

   2. the belief of Comptek's management that the shares of Comptek Common Stock have historically been undervalued due to Comptek's size and industry focus.

   3. the potential strategic alternatives available to Comptek and the viability and risks associated with each alternative, including the prospects for Comptek on a stand-alone basis and the risks associated with achieving and executing upon Comptek's business plan, both short-term and long-term;

   4. the belief of Comptek's management that, based on its review of Comptek's strategic alternatives and on the feedback from recent preliminary contacts with a number of third parties in the defense electronics and federal information technology services industries to ascertain their level of interest in engaging in a business combination transaction with Comptek, it is unlikely that any party would propose an alternative transaction that would be more favorable to Comptek and its shareholders than the Offer and the Merger;

   5. the Comptek Board's expectation that the addition of Comptek's operations to Northrop would likely increase the overall value and profitability of Northrop, tending to produce greater shareholder value for Comptek's shareholders;

   6. the opportunity of the combined company to reduce costs through economies of scale that would not have been readily achievable by Comptek independently, and the elimination of redundant operations and duplicate administrative functions;

   7. the opportunity of the combined company to further enhance research and development efforts, including potentially more rapid development of products as a result of shared knowledge between electronics development teams;

   8. the strengths and weaknesses of Northrop's businesses and the key attributes of the combined company in terms of, among other things, products, sales, customers, management and competitive position;

   9. the fact that the defense and federal information technology services electronics industries are extremely competitive and are characterized by rapid change and uncertainty due to new and emerging technologies;

   10. the increasing competition in Comptek's markets from both existing and potential competitors, some of which have greater assets and resources than Comptek, which has occurred as a result of, among other reasons, the consolidation taking place in the defense sector in general and in the defense electronics and federal information technology segments in particular;

   11. the potential effect of the public announcement of the Offer and the Merger on Comptek's ability to attract and retain key management, sales, marketing and technical personnel;

   12. the recent and historical stock price performance of the shares of Comptek Common Stock and Northrop Common Stock;

   13. the fact that the market value of the shares of Northrop Common Stock, based on the Exchange Ratio and the closing price of such shares on the NYSE on June 9, 2000, to be exchanged for each Share pursuant to the Offer and the Merger represents a premium of approximately 20.7% over the closing price of the Shares on the American Stock Exchange on June 9, 2000;

   14. the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide Comptek's shareholders with an opportunity to receive shares of Northrop Common Stock on an accelerated basis;

   15. the fact that the provisions of the Merger Agreement are designed to provide that the value of the shares of Northrop Common Stock to be received in the Offer could exceed $20.75 per Share if the Final Average Closing Price exceeds $84.00.

   16. the fact that the Offer and the Merger will present the opportunity for the holders of shares of Comptek Common Stock to participate in a significantly larger and more diversified company and, as shareholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

   17. the discussions of the terms of the Merger with Comptek's senior management and legal and financial advisors;

   18. the financial presentation of CIBC World Markets including its opinion dated June 12, 2000 to the Comptek Board, as to the fairness, from a financial point of view, and as of the date of the opinion, of the Exchange Ratio to the holders of Comptek Common Stock, other than Northrop and its affiliates, as described below under the caption "--Opinion of Comptek's Financial Advisor";

   19. the terms and conditions of the Merger Agreement and the conditions of the Offer;

   20. the likelihood that the Offer and the Merger would be consummated, including the limited nature of the conditions to the Offer and the experience, reputation and financial condition of Northrop;

   21. the consents and approvals required to consummate the Offer and the Merger, including regulatory clearance under the HSR Act and foreign antitrust laws, and the favorable prospects for receiving such consents and approvals;

   22. the fact that while the Merger Agreement prohibits Comptek from soliciting proposals concerning an acquisition of Comptek, the Comptek Board, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior acquisition proposal, and that the Comptek Board would be able to terminate the Merger Agreement and accept a superior acquisition proposal if it determines that its fiduciary duties so require, upon payment to Northrop of a termination fee of $4 million; and

   23. the fact that the Offer and the Merger are structured in a manner so that in certain circumstances (the existence of which will not be known prior to the consummation of the Offer and the Merger), they should qualify as a reorganization for federal income tax purposes, in which case Comptek's shareholders would generally not recognize gain or loss for fractional shares of Northrop Common Stock.

   The foregoing discussion of the information and factors considered by the Comptek Board is not intended to be exhaustive but is believed to include all material factors considered by the Comptek Board. In view of the wide variety of factors, both positive and negative, considered by the Comptek Board, the Comptek Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. The Comptek Board also did not determine that any factor was of particular importance. Rather, the Comptek Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Comptek Board. In addition, individual members of the Comptek Board may have given different weights to different factors.

Opinion Of Comptek's Financial Advisor

   Comptek has engaged CIBC World Markets to act as its exclusive financial advisor in connection with the Offer and the Merger. In connection with this engagement, Comptek requested that CIBC World Markets evaluate the fairness, from a financial point of view, to the holders of Comptek Common Stock of the Exchange Ratio provided for in the Offer and the Merger. On June 12, 2000, at a meeting of the Comptek Board held to evaluate the Offer and the Merger, CIBC World Markets rendered an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 12, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Comptek Common Stock, other than Northrop and its affiliates.

   The full text of CIBC World Markets' written opinion dated June 12, 2000, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to the back of this Schedule 14D-9 as Schedule
III. CIBC World Markets' opinion is addressed to the Comptek Board and relates only to the fairness of the Exchange Ratio from a financial point of view to the holders of Comptek Common Stock, other than Northrop and its affiliates. The opinion does not address any other aspect of the Offer, the Merger or any related transaction, and does not constitute a recommendation to any shareholder as to whether such shareholder should exchange shares in the Offer or as to any other matter relating to the Offer or the Merger. The summary of CIBC World Markets' opinion described below is qualified in its entirety by reference to the full text of its opinion. Holders of Comptek Common Stock are urged to read the opinion carefully in its entirely.

   In arriving at its opinion, CIBC World Markets:

  . reviewed the Merger Agreement;

  . reviewed audited financial statements of Comptek for the fiscal years ended March 31, 1998, March 31, 1999 and March 31, 2000 and audited financial statements of Northrop for the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999;

  . reviewed unaudited financial statements of Northrop for the fiscal quarter ended March 31, 2000;

  . reviewed financial projections of Comptek prepared by Comptek's management and publicly available financial projections relating to Northrop;

  . reviewed historical market prices and trading volumes for Comptek Common
    Stock and Northrop Common Stock;

  . held discussions with Comptek's senior management with respect to Comptek's business and prospects for future growth;

  . reviewed and analyzed publicly available financial data for companies that CIBC World Markets deemed comparable to Comptek and Northrop;

  . reviewed and analyzed publicly available information for transactions that CIBC World Markets deemed comparable to the Offer and the Merger;

  . performed a discounted cash flow analysis of Comptek using assumptions of future performance provided to CIBC World Markets by Comptek's management and a discounted cash flow analysis of Northrop using publicly available financial data;

  . reviewed public information concerning Comptek and Northrop;

  . at Comptek's request, approached and held discussions with third parties to solicit indications of interest in the possible acquisition of Comptek; and

  . performed other analyses and reviewed other information as CIBC World
    Markets deemed appropriate.

   In rendering its opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information that Comptek and its employees, representatives and affiliates provided to CIBC World Markets. With respect to forecasts of Comptek's future financial condition and operating results provided to CIBC World Markets, CIBC World Markets assumed, at the direction of Comptek's management, without independent verification or investigation, that the forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of Comptek's management. With respect to forecasts of Northrop's future financial condition and operating results, CIBC World Markets reviewed and discussed with representatives of Northrop publicly available forecasts relating to Northrop, and assumed, with Comptek's consent, that the forecasts represented reasonable estimates and judgments as to the future financial condition and operating results of Northrop. CIBC World Markets also assumed, with Comptek's consent, that the Offer and the Merger would be treated as a tax-free reorganization for federal income tax purposes.

   CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities of Comptek, Northrop or affiliated entities. CIBC World Markets expressed no opinion as to Comptek's and Northrop's underlying valuation, future performance or long-term viability, or the price at which Northrop Common Stock would trade upon or after announcement or consummation of the Offer or the Merger. CIBC World Markets' opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. Comptek imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.

   This summary is not a complete description of CIBC World Markets' opinion to the Comptek Board or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion.

   In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Comptek's and Northrop's control. No company, transaction or business used in the analyses as a comparison is identical to Comptek, Northrop or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

   The estimates contained in CIBC World Markets' analysis and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

   The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between Comptek and Northrop and the decision to enter into the Offer and the Merger was solely that of the Comptek Board. CIBC World Markets' opinion and financial analyses were only two of many factors considered by the Comptek Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Comptek Board or management with respect to the Exchange Ratio or the Offer or the Merger.

   The following is a summary of the material financial analyses underlying CIBC World Markets' opinion to the Comptek Board in connection with the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand CIBC World Markets' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CIBC World Markets' financial analyses.

 Selected Companies Analyses

   Comptek. CIBC World Markets compared financial and stock market information for Comptek and the following seven selected publicly held companies in the small capitalization defense and federal information technology services industries:

                                                     Small Capitalization Federal
      Small Capitalization Defense Companies   Information Technology Services Companies
      --------------------------------------   -----------------------------------------
     . Applied Signal Technology, Inc.          . BTG, Inc.
     . EDO Corporation                          . CACI International Inc
     . DRS Technologies, Inc.
     . Elbit Systems Ltd.
     . FLIR Systems, Inc.

   CIBC World Markets reviewed enterprise values, calculated as equity market value, plus straight debt, minority interest, straight preferred stock and all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash, as multiples of latest 12 months and estimated calendar year 2000 revenues, earnings before interest and taxes, commonly referred to as EBIT, and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. CIBC World Markets also reviewed equity market values as multiples of estimated calendar years 2000 and 2001 earnings per share, commonly referred to as EPS. All multiples were based on closing stock prices on June 8, 2000. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for Comptek were based on internal estimates of Comptek's management.

   CIBC World Markets then applied a range of selected multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT and EBITDA and estimated calendar years 2000 and 2001 EPS derived from the selected companies to corresponding financial data of Comptek in order to derive an implied equity reference range for Comptek. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $8.64-$11.30 per Share                   $20.75 per Share

   Northrop. CIBC World Markets also compared financial and stock market information for Northrop and the following five selected publicly held companies in the defense industry:

  . Alliant Techsystems Inc.

  . General Dynamics Corporation

  . Harris Corporation

  . L-3 Communications Corporation

  . Litton Industries, Inc.

   CIBC World Markets reviewed enterprise values as multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT and EBITDA. CIBC World Markets also reviewed equity market values per share as multiples of estimated calendar years 2000 and 2001 EPS excluding, in the case of Northrop, pension income. All multiples were based on closing stock prices on June 8, 2000. Estimated financial data for the selected companies and Northrop were based on publicly available research analysts' estimates.

   CIBC World Markets then applied a range of selected multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT, EBITDA and estimated calendar years 2000 and 2001 EPS derived from the selected companies to corresponding financial data of Northrop in order to derive an implied equity reference range for Northrop. This analysis indicated the following implied per share equity reference range for Northrop, as compared to the closing price of Northrop Common Stock on June 8, 2000:

                 Implied Equity                 Closing Price of Northrop
          Reference Range for Northrop         Common Stock on June 8, 2000
          ----------------------------         ----------------------------
            $66.43-$86.06 per share                  $77.63 per share

 Precedent Transactions Analysis

   CIBC World Markets reviewed the purchase prices and implied transaction multiples in the following 43 selected transactions in the defense electronics and federal information technology services industries:

 Defense Electronics Transactions

              Acquiror                                           Target
              --------                                           ------
 . DRS Technologies                   NAI Technologies

 . EDO Corporation                    AIL Technologies, Inc.

 . Elbit Systems Ltd.                 Elop Electro-Optics Industries Ltd.

 . GEC-Marconi Systems Corporation    Hazeltine Corporation

 . General Dynamics Corporation       Computing Devices International

 . General Dynamics Corporation       GTE Government Systems Corporation

 . General Dynamics Corporation       Lucent Technologies Inc. (Advanced Technology Systems Division)

 . ITT Industries, Inc.               Kaman Sciences Corporation

 . ITT Industries, Inc.               Stanford Telecommunications, Inc. (Defense Division)

 . L-3 Communications Corporation     AlliedSignal, Inc. (Ocean Systems Division)

 . L-3 Communications Corporation     Aydin Corporation

 . L-3 Communications Corporation     ILEX Systems

 . L-3 Communications Corporation     Interstate Electronics Corporation

 . L-3 Communications Corporation     Microdyne Corporation

 . L-3 Communications Corporation     SPD Technologies, Inc.

 . Litton Industries, Inc.            Denro Inc.

 . Marconi North America, Inc.        Watkins-Johnson Company (Telecommunications Division)

 . Mentmore Holdings Corporation      Watkins-Johnson Company (Defense Division)

 . Northrop                           California Microwave, Inc.

 . Raytheon Company                   E-Systems, Inc.

 . Tracor, Inc.                       AEL Industries, Inc.

 Federal Information Technology Services Transactions

          Acquiror                                 Target
          --------                                 ------
 .  Affiliated Computer
   Services, Inc.             Computer Data Systems, Inc.

 .  Anteon Corporation         Analysis & Technology, Inc.

 .  Anteon Corporation         Techmatics, Inc.

 .  AT&T Corporation           GRC International, Inc.

 .  CACI International Inc     Government Systems, Inc.

 .  CACI International Inc     QuesTech, Inc.

 .  Computer Data Systems,
   Inc.                       Analytical Systems Engineering Corporation

 .  Computer Sciences
   Corporation                Nichols Research Corporation

 .  General Electric plc       Tracor, Inc.

 .  Getronics NV               Wang Laboratories, Inc.

 .  Litton Industries, Inc.    PRC Inc.

 .  Litton Industries, Inc.    TASC, Inc.

 .  Northrop                   Logicon, Inc.

 .  Science Applications
   International Corporation  The Boeing Company (Information Systems Division)

 .  The Carlyle Group          EG&G Technical Services, Inc.

 .  The Titan Corporation      Advanced Communication Systems, Inc.

 .  The Titan Corporation      AverStar, Inc.

 .  TRW Inc.                   BDM International, Inc.

 .  Veridian Corporation       ERIM International, Inc.

 .  Veridian Corporation       MRJ Group, Inc.

 .  Veridian Corporation       Trident Data Systems, Inc.

 .  Wang Global                I-NET Inc.

   CIBC World Markets reviewed enterprise values in the selected transactions as multiples of latest 12 months revenues, EBIT and EBITDA, and equity purchase prices as a multiple of latest 12 months net income. CIBC World Markets also reviewed the premiums paid in the selected transactions. All multiples and premiums were based on publicly available information at the time of announcement of the relevant transaction. In order to derive an implied equity reference range for Comptek, CIBC World Markets then applied a range of selected multiples of latest 12 months revenue, EBIT, EBITDA and net income derived from the selected transactions to corresponding financial data of Comptek and a range of selected premiums derived from the selected transactions to the closing price of Comptek Common Stock on November 17, 1999, which is the date one day prior to Comptek's announcement of its engagement of CIBC World Markets to assist Comptek in exploring strategic alternatives. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $14.85-$18.56 per Share                  $20.75 per Share

 Discounted Cash Flow Analyses

   Comptek. CIBC World Markets performed a discounted cash flow analysis of Comptek to estimate the present value of the unleveraged, after-tax free cash flows that Comptek could generate for fiscal years 2001 through 2005, based on internal estimates of Comptek's management. CIBC World Markets calculated a range of estimated terminal values by applying multiples ranging from 6.0x to 7.0x to Comptek's projected fiscal year 2005 EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 12.0% to 14.0%. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $14.53-$18.57 per Share                  $20.75 per Share

   Northrop. CIBC World Markets also performed a discounted cash flow analysis of Northrop to estimate the present value of the unleveraged, after-tax free cash flows that Northrop could generate for fiscal years 2000 through 2004, based on publicly available research analysts' estimates. CIBC World Markets calculated a range of estimated terminal values by applying multiples ranging from 7.5x to 8.5x to Northrop's projected fiscal year 2004 EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 11.0% to 13.0%. This analysis indicated the following implied per share equity reference range for Northrop, as compared to the closing price of Northrop Common Stock on June 8, 2000:

                Implied Equity                  Closing Price of Northrop
         Reference Range for Northrop          Common Stock on June 8, 2000
         ----------------------------          ----------------------------
           $81.66-$103.47 per share                  $77.63 per share

 Leveraged Buyout Analysis

   CIBC World Markets derived an implied equity reference range for Comptek by performing a leveraged buyout analysis based on internal estimates of Comptek's management and assuming a range of required rates of return to a financial buyer of 25% to 30% and a range of EBITDA terminal multiples of 6.5x to 7.5x. This analysis indicated the following implied equity reference range for Comptek, as compared to the equity value for Comptek implied by the Exchange Ratio based on the closing price of Northrop Common Stock on June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $12.00-$14.00 per Share                  $20.75 per Share

 Exchange Ratio Analyses

   Implied Exchange Ratio Analysis. CIBC World Markets calculated implied exchange ratio reference ranges by dividing the results derived for Comptek from the "Selected Companies Analyses," "Precedent Transaction Analysis," "Discounted Cash Flow Analyses" and "Leveraged Buyout Analysis" described above by the average of the results derived for Northrop from the "Selected Companies Analyses" and "Discounted Cash Flow Analyses" described above. CIBC World Markets then compared these implied ranges to the Exchange Ratio. This analysis indicated the following approximate implied exchange ratio reference ranges, as compared to the Exchange Ratio in the Offer and the Merger of 0.2686x based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                                                    Implied Exchange Ratio Range
                                                    ----------------------------
       Selected Companies Analyses.................       0.0912x-0.1526x
       Precedent Transaction Analysis..............       0.1567x-0.2506x
       Discounted Cash Flow Analyses...............       0.1533x-0.2508x
       Leveraged Buyout Analysis...................       0.1266x-0.1891x

   Historical Exchange Ratio Analysis. CIBC World Markets performed an historical exchange ratio analysis comparing the closing prices for Comptek Common Stock and Northrop Common Stock on June 8, 2000, and the average daily closing prices of Comptek Common Stock and Northrop Common Stock for the one month, two months, three months and six months preceding June 8, 2000. This analysis yielded an implied exchange ratio range of 0.2113x to 0.2539x, as compared to the Exchange Ratio in the Offer and the Merger of 0.2686x based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000, as indicated below:

       Period                                             Implied Exchange Ratio
       ------                                             ----------------------
       June 8, 2000......................................        0.2222x
       One month average.................................        0.2113x
       Two months average................................        0.2203x
       Three months average..............................        0.2464x
       Six months average................................        0.2539x

   Other Factors. In rendering its opinion, CIBC World Markets also reviewed and considered other factors, including:

  . selected research analysts' reports for Northrop, including stock price estimates of those analysts;

  . the 52-week historical trading ranges for Comptek Common Stock and Northrop Common Stock;

  . the relationship between movements in Comptek Common Stock, movements in the common stock of selected defense companies and information technology companies, and movements in the S&P 500 Index; and

  . potential pro forma effect of the Offer and the Merger on Northrop's EPS for estimated calendar years 2000 through 2003, based on, in the case of Comptek, internal estimates of Comptek's management and, in the case of Northrop, publicly available research analysts' estimates.

   (c) Intent To Tender.

   To Comptek's knowledge, after reasonable inquiry and in view of the obligations under the Tender Agreement, all executive officers, directors, affiliates and subsidiaries of Comptek will tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than options to acquire Shares).

Item 5. Persons/Assets, Retained, Employed, Compensated Or Used.

   Comptek has agreed to pay CIBC World Markets for its financial advisory services in connection with the Offer and the Merger an aggregate fee equal to a percentage of the total consideration, including liabilities assumed, payable in the Offer and the Merger. It is currently estimated that the aggregate fee payable to CIBC World Markets will be approximately $2.7 million. In addition, Comptek has agreed to reimburse CIBC World Markets for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

   Comptek selected CIBC World Markets based on CIBC World Markets' reputation, expertise and familiarity with Comptek and its business. CIBC World Markets is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes. CIBC World Markets has in the past provided services to Comptek unrelated to the Offer and the Merger, for which services has received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade the securities of Comptek and Northrop for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Neither Comptek nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest In Securities Of The Subject Company.

   Except as set forth on Schedule II attached hereto, no transactions in the Shares have been effected during the past 60 days by Comptek or any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes Of The Transaction And Plans Or Proposals.

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Comptek in response to the Offer which relate to a tender offer or other acquisition of Comptek's securities by Comptek, any subsidiary of Comptek or any other person.

   (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Comptek in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Comptek or any subsidiary of Comptek,
(ii) any purchase, sale or transfer of a material amount of assets of Comptek or any subsidiary of Comptek, or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of Comptek.

   (c) Except as indicated in Items 3 and 4 above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in Item 7(a) above.

Item 8. Additional Information.

   (a) The Information Statement attached hereto as Schedule I is being furnished to Comptek's shareholders in connection with the possible designation by Northrop, pursuant to the Merger Agreement, of certain persons to be appointed to the Comptek Board other than at a meeting of Comptek's shareholders, and such information is incorporated herein by reference.

   (b) On June 12, 2000, the Rights Agreement dated as of April 16, 1999 between Comptek and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement"), was amended (the "Amendment") to provide that neither Northrop nor Acquisition Sub, individually or collectively, shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) nor shall a Distribution Date (as defined in the Rights Agreement) be deemed to have occurred solely as a result of (i) the announcement, approval, execution or delivery of the Merger Agreement, (ii) the consummation of the Offer and/or Merger, or (iii) the consummation of the other transactions contemplated by the Merger Agreement.

   (c) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

 (a)(1) Preliminary Prospectus, dated July 6, 2000. Incorporated herein by reference to the prospectus included in the Registration Statement on Form S-4 of Northrop filed with the SEC on July 6, 2000 (the
            "Northrop S-4").

 (a)(2)     Form of Letter of Transmittal. Incorporated herein by reference to
            Exhibit 99.1 to the Northrop S-4.

 (a)(3)     Chairman's Letter to Shareholders of Comptek, dated July 6, 2000.*

 (a)(4) Press Release of Comptek, dated June 12, 2000. Incorporated herein by reference to Exhibit 99 to Comptek's Current Report on Form 8-K filed on June 12, 2000.

 (a)(5)     Tender Agreement between Acquisition Sub and Laura L. Benedetti,
            John R. Cummings, Bradley H. Feldmann, G. Wayne Hawk, Christopher
            A. Head, James D. Morgan, John J. Sciuto and Henry P. Semmelhack of
            Comptek dated June 15, 2000.

 (e)(1)     Agreement and Plan of Merger, dated as of June 12, 2000, among
            Northrop, Acquisition Sub and Comptek. Incorporated herein by reference to Comptek's Current Report on Form 8-K filed on June 22,
            2000.

 (e)(2)     Opinion of CIBC World Markets Corp. to the Board of Directors of
            Comptek dated June 12, 2000. Included as Schedule III hereto.*

 (e)(3) Form of Change of Control Agreement between Comptek and certain of its officers. Incorporated herein by reference to Exhibit 10.2 to Comptek's Quarterly Reports. Form 10-Q for the quarter ended
            December 31, 1999 (the "December 1999 Form 10-Q"). Agreement with
            John J. Sciuto, Chairman, President and Chief Executive Officer, dated December 31, 1999. Agreement with Bradley H. Feldmann, Senior
            Vice President and Chief Operating Officer, dated December 31,
            1999. Agreement with Laura L. Benedetti, Vice President, Chief
            Financial Officer and Treasurer, dated December 31, 1999. Agreement with Christopher A. Head, Executive Vice President, General Counsel and Secretary, dated December 31, 1999.

 (e)(4)(i) Comptek Employee Change of Control Severance Plan. Incorporated herein by reference to Exhibit 10.3 to the December 1999 10-Q.

 (e)(4)(ii) Amendment to Employee Change of Control Plan between Comptek and certain of its employees. Incorporated herein by reference to
            Exhibit 10.3m to Comptek's Annual Report on Form 10-K for the fiscal year ended March 31, 2000 (the "2000 Form 10-K").

 (e)(5)     Employment Agreement between Comptek and Bradley H. Feldmann dated
            June 1, 1999. Incorporated herein by reference to Exhibit 10.1 to
            Comptek's Quarterly Report on Form 10-Q for the quarter ended
            October 1, 1999 (the "October 1999 Form 10-Q").

 (e)(6)     1994 Stock Option Plan for Non-Employee Directors, as amended.
            Incorporated herein by reference to Exhibit B to Comptek's 1999 definitive Proxy Statement dated July 12, 1999 (the "1999 Proxy
            Statement").

 (e)(7) 1999 Employee Stock Purchase Plan. Incorporated herein by reference to Exhibit A to the 1999 Proxy Statement.

 (e)(8) 1992 Equity Incentive Plan, as amended. Incorporated herein by reference to Exhibit 10.1 to Comptek's Quarterly Report on Form 10-
            Q for quarter ended June 30, 1995.

 (e)(9) 1998 Equity Incentive Stock Plan. Incorporated herein by reference to Appendix A of Comptek's 1998 definitive Proxy Statement dated
            July 8, 1998 (the "1998 Proxy Statement").

 (e)(10) Non-qualified Stock Option Agreement by and between Comptek and John
         J. Sciuto dated June 20, 1996. Incorporated herein by reference to
         Exhibit 10.1b to Comptek's Annual Report on Form 10-K for the fiscal year ended March 31, 1997.

 (e)(11) Employment Agreement dated November 1, 1997 by and between Comptek and
         John J. Sciuto. Incorporated herein by reference to Exhibit 10.3c to
         Comptek's Annual Report on Form 10-K for the fiscal year ended March
         31, 1998 (the "1998 Form 10-K").

 (e)(12) Employment Agreement dated November 1, 1997 by and between Comptek and
         Christopher A. Head. Incorporated herein by reference to Exhibit 10.3d to the 1998 Form 10-K.

 (e)(13) Employment Agreement dated April 1, 1998 by and between Comptek and
         Laura L. Benedetti. Incorporated herein by reference to Exhibit 10.3e to the 1998 Form 10-K.

 (e)(14) Employment Agreement dated April 1, 1997 by and between Comptek and
         James D. Morgan. Incorporated herein by reference to Exhibit 10.3f to the 1998 Form 10-K.

 (e)(15) Employment Agreement dated May 14, 1998 by and between PRB Associates,
         Inc. and Lawrence M. Schadegg. Incorporated herein by reference to
         Exhibit 10.3h to the 1998 Form 10-K.

 (e)(16) Restricted Stock Agreement dated May 14, 1998 by and between Comptek and Lawrence M. Schadegg. Incorporated herein by reference to Exhibit
         10.3i to the 1998 Form 10-K.

 (e)(17) Letter Agreement Regarding Repayment of Stock Loans between Comptek and John J. Sciuto. Incorporated herein by reference to Exhibit 10.3o to the 2000 Form 10-K.

 (e)(18) Form of Incentive Stock Option Agreement and Non-Qualified Stock
         Agreement issued under Comptek's Equity Incentive Plan to plan participants, including executive officers. Incorporated herein by reference to Exhibit 10.1a to the 1998 Form 10-K.

 (e)(19) Form of Gross-Up Letter dated March 20, 2000 issued to Laura L.
         Benedetti, Bradley H. Feldmann, Christopher A. Head, and John J.
         Sciuto. Incorporated herein by reference to Exhibit 10.3n to the 2000
         Form 10-K.

 (e)(20) The Rights Agreement dated as of April 16, 1999, between Comptek
         Research, Inc. and American Stock Transfer & Trust Company, as Rights
         Agent. Incorporated herein by reference to Exhibit 4 to Comptek's
         Current Report on Form 8-K, dated April 19, 1999.

 (e)(21) Amendment to the Rights Agreement dated June 12, 2000. Incorporated herein by reference to Exhibit 99.1 to Comptek's Current Report on Form 8-K filed on June 22, 2000.

--------
* Included in copy mailed to stockholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2000

                                          COMPTEK RESEARCH, INC.

                                            /s/ Christopher A. Head
                                          By: _________________________________
                                          Christopher A. Head, Esq.
                                          Executive Vice President,
                                          General Counsel and Secretary

                                                                      SCHEDULE I

                             COMPTEK RESEARCH, INC.
                               2732 Transit Road,
                            Buffalo, New York 14224

       Information Statement Pursuant to Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 Thereunder

         NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
          SOLICITED AND YOU ARE REQUESTED NOT TO SEND COMPTEK A PROXY

   We are sending this information statement ("Information Statement") to you as a record holder, at the close of business on June 29, 2000, of the common stock, par value $.02 per share (including the associated preferred stock purchase rights, the "Common Stock" or "Shares"), of Comptek Research, Inc., a New York corporation ("Comptek"), in accordance with Rule 14f-1 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

   There will be no vote or other action by our shareholders in connection with this Information Statement. Voting proxies regarding shares of our Common Stock are not being solicited from any shareholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

                             BACKGROUND INFORMATION

   On June 12, 2000, Comptek entered into an Agreement and Plan of Merger (the "Merger Agreement") with Northrop Grumman Corporation, a Delaware corporation ("Northrop"), and Yavapai Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Northrop ("Acquisition Sub"). The terms of the Merger Agreement call for (i) Northrop to cause Acquisition Sub to make an exchange offer to exchange shares of common stock, par value $1.00 per share, of Northrop (the "Northrop Common Stock") for all of the issued and outstanding Shares (the "Offer"), and (ii) subsequent to the consummation of the Offer, for Acquisition Sub to be merged with and into Comptek (the "Merger"). As a result of the Offer and Merger, Comptek will become a wholly owned subsidiary of Northrop.

   Acquisition Sub is expected to commence the Offer on July 6, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 2, 2000, unless it is extended by Acquisition Sub in accordance with the terms and conditions of the Merger Agreement.

   The Merger Agreement provides that, upon the consummation of the Offer, Comptek shall cause certain designees of Northrop (the "Northrop Designees") to be elected to the Board of Directors of Comptek (the "Comptek Board"). If, however, the Merger Agreement is terminated or if Acquisition Sub does not accept the Common Stock tendered for exchange, then Northrop will not have any rights to designate directors for election to the Comptek Board.

                             THE NORTHROP DESIGNEES

   Effective upon the acceptance for exchange by Acquisition Sub of a number of Shares that satisfies the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by Northrop and Acquisition Sub, represents at least 66.67% of the total number of outstanding Shares, assuming the exercise or conversion of all outstanding options, rights and convertible securities and the issuance of all Shares that Comptek is obligated to issue (the "Minimum Tender Condition"), Northrop will be entitled to designate the number of directors, rounded up the next whole number, on the Comptek Board that equals the product of (i) the total number of directors on the Comptek Board (giving effect to the to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by Northrop or Acquisition Sub (including shares accepted for exchange) bears to the total number of Shares outstanding, and Comptek shall take all necessary action to cause Northrop's Designees to be elected or appointed to the Comptek Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), the Comptek Board shall always have at least two members who were directors of Comptek prior to consummation of the Offer (each, a "Continuing Director"). If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy.

   As a result of the Merger, the separate corporate existence of Acquisition Sub shall cease and Comptek shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of Northrop (the "Surviving Corporation"). The directors of Acquisition Sub at the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

   Northrop has informed Comptek that it will choose the Northrop Designees to the Comptek Board from the directors and executive officers of Northrop and/or Acquisition Sub listed in Annex A to the preliminary prospectus dated July 6, 2000 (the "Preliminary Prospectus") included in Northrop's registration statement on Form S-4 (the "Registration Statement"), a copy of which Preliminary Prospectus is being mailed to Comptek's shareholders together with Comptek's Schedule 14D-9 to which this Information Statement is attached. Northrop has informed Comptek that each of the directors and executive officers listed in Annex A has consented to act as a director of Comptek, if so designated. The name, address, principal occupation or employment and five year employment for each such person is set forth in Annex A.

   It is expected that the Northrop Designees will assume office following the acceptance for exchange by Acquisition Sub of the Minimum Tender Condition of Shares pursuant to the Merger Agreement, which cannot be earlier than August 2, 2000.

                     CERTAIN INFORMATION REGARDING COMPTEK

   As of July 5, 2000, Comptek had 6,273,328 shares of Common Stock issued and outstanding, Comptek's only class of voting securities that would be entitled to vote for directors at a shareholder meeting if one were to be held, each share being entitled to one vote.

      INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF COMPTEK

   The Comptek Board is divided into two classes serving staggered two-year terms. Four directorships are designated Class I and four directorships are designated Class II. The current Class I directors were elected at the 1999 Annual Meeting for a two-year term expiring at the 2001 Annual Meeting. The current Class II directors were elected at the 1998 Annual Meeting for a two-year term expiring at the 2000 Annual Meeting.

   The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Comptek. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Comptek Research, Inc., 2732 Transit Road, Buffalo, New York 14224.

   Dr. Joseph A. Alutto, age 58. Dr. Alutto has been a Director since 1987. Dr. Alutto was appointed Dean of the Fisher College of Business at The Ohio State University in March 1991. Dr. Alutto served as Dean of the School of Management at the State University of New York at Buffalo from 1977 to 1990. He also serves on the Board of Directors of United Retail Group, Inc. (specialty retailer of women's apparel).

   Laura L. Benedetti, age 34. Ms. Benedetti was appointed Senior Vice President in May of 2000 and Chief Financial Officer in February of 1999. Ms. Benedetti has been Vice President of Finance since April 1, 1997, Treasurer since 1992, and Principal Financial and Accounting Officer since 1995.

   Chris Boehm, age 43. Mr. Boehm was named President of Comptek Federal Systems, Inc. on May 16, 2000. Prior to his appointment as President, Mr. Boehm was employed by Litton/PRC, Inc. ("Litton") for over 15 years in several positions, including President and General Manager of the Migration Solutions Business Unit and as Executive Manager for Litton's National Intelligence Systems division.

   Dr. John R. Cummings, age 67. Dr. Cummings, who is retired, has been a Director since 1968. He was

Chairman of the Board from September 1990 until March 31, 1997. He served as President and Chief Executive Officer from October 1991 until March 31, 1996. He previously was a Vice President and Chief Scientist of Comptek since its formation, and is a founder of Comptek.

   Edward G. Eberl, age 48. Mr. Eberl was named President of Comptek Amherst Systems, Inc. in June 1999. Prior to being named President, Mr. Eberl was Vice President--Technical Operations and product manager for the combat electromagnetic environment simulator (CEESIM) for Amherst Systems, Inc. ("Amherst"), now a subsidiary of Comptek. He has more than 20 years experience in the design and development of real-time simulation systems and had been with Amherst since its inception.

   Bradley F. Feldmann, age 39. Mr. Feldmann joined Comptek on June 7, 1999, as Senior Vice President and Chief Operating Officer. He was employed by Cubic Defense Systems, Inc., a subsidiary of Cubic Corporation, in several program and general management positions of increasing responsibility from 1989 until joining Comptek. Immediately prior to joining Comptek, he was Senior Vice President and Chief Operating Officer of Cubic Defense Systems.

   G. Wayne Hawk, age 72. Mr. Hawk, who is retired, has been a Director since 1977. He was Chairman and Chief Executive Officer of Acme Electric Corporation from August 1992 until his retirement in October 1993. He was President and Chief Executive Officer from August 1991 to August 1992 until his retirement in October 1993. He was President and Chief Executive Officer from August 1991 to August 1992. Prior thereto, he served as President and Chief Operating Officer since April 1991, and President and Chief Executive Officer from January 1987 to April 1991.

   Christopher A. Head, age 48. Mr. Head has been Comptek's Vice President and General Counsel since 1985. In 1991, he was designated Executive Vice President. Mr. Head also served as Chief Financial Officer from April of 1992 to June of 1993. He has also served as Secretary of Comptek since 1985.

   Dr. Patrick J. Martin, age 59. Dr. Martin has been a Director since 1993. Dr. Martin is Corporate Senior Vice President and President, North American Solutions Group for Xerox Corporation. Prior thereto, Dr. Martin held the following positions for Xerox Corporation; 1998 to 2000 he was President, Developing Markets Operations; from 1996 to 1998 he was President, Americas Customer Operations; he was President of the Office Products Division from 1993 to 1996; and from 1991 to 1993, Dr. Martin was President and General Manager of Xerox Corporation's Americas Customer Operations. In 1992, Dr. Martin was elected to the additional post of Corporate Vice President. Dr. Martin is a director of Central Vermont Public Service Corporation (electric utility).

   Wayne E. Meyer, age 74. Rear Admiral Wayne E. Meyer has been a Director since 1998. Mr. Meyer entered the private sector in 1985 as a consultant, speaker and writer and presently provides technical expertise and strategic advice to a variety of commercial and government clients. Retired from the Navy in 1985 after 42 years of active naval service, he is currently President of the Wayne E. Meyer Corporation. Mr. Meyer is the Chairman of Mikros Systems Corporation (developer of digital radio technology), and serves on the Board of Advisors to Bath Marine Works, a business unit of General Dynamics Corporation.

   James D. Morgan, age 63. Mr. Morgan has been a Director since 1968, and is a founder of Comptek. Mr. Morgan is currently Vice President and Chief Scientist of Comptek. He was a Vice President for Barrister Information Systems Corporation (law office automation products and services) from April 1982 to April 1990 and is currently serving on Barrister's Board of Directors.

   Lawrence M. Schadegg, age 55. Mr. Schadegg became an executive officer of Comptek as a result of Comptek's acquisition of PRB Associates, Inc. in May 1998. He has been President of PRB, now a subsidiary of Comptek, since 1978. Previously, Mr. Schadegg served as a Naval Flight Officer in the U.S. Navy.

   John J. Sciuto, age 57. Mr. Sciuto has served as a Director since 1996. Mr. Sciuto was appointed

President and Chief Executive Officer of Comptek Research, Inc. on April 1, 1996. Effective April 1, 1997, he was elected to the additional position of Chairman of the Board. Mr. Sciuto has been President and Chief Executive Officer of Comptek Federal Systems, Inc., Comptek's principal operating subsidiary, since its incorporation in 1992. Prior to that, Mr. Sciuto was President of the Federal Systems Division of Comptek Research, Inc.

   Henry P. Semmelhack, age 63. Mr. Semmelhack has served as a Director since 1968. Mr. Semmelhack has been President, Chief Executive Officer and Chairman of the Board of Barrister Global Services Network, Inc. (law office automation products and services) since 1982. A founder of Comptek, he served as its Chief Executive Officer until May 1983. Mr. Semmelhack is a director of Merchants Group, Inc. (insurance company).

                         BOARD MEETINGS AND COMMITTEES

   The Comptek Board held five meetings (including both regular and special meetings) during the year ended March 31, 2000. During fiscal year ended March 31, 2000, Comptek had two committees: the Audit Committee and the Compensation Committee (collectively, the "Committees").

   The Audit Committee currently consists of Directors Alutto, Cummings, Hawk and Semmelhack. The Audit Committee held four meetings during the fiscal year ended March 31, 2000. The Audit Committee's functions include recommending to the Comptek Board the engagement of Comptek's independent certified public accountants and reviewing with such accountants the plan for, and results of, their auditing engagement. The Comptek Board has adopted a written charter for the Audit Committee, consistent with the requirements of Section 121(B) of the American Stock Exchange Rules.

   The Compensation Committee currently consists of Directors Alutto, Martin, Hawk, and Meyer. The Compensation Committee met once and took other actions by unanimous written consent during the fiscal year ended March 31, 2000. The Compensation Committee approves compensation arrangements for executive officers and directors and administers Comptek's equity incentive plans.

   Comptek does not currently have a Nominating Committee. Nominees for directors of Comptek are selected by the full Comptek Board. The Comptek Board will consider nominees recommended by shareholders of Comptek. The names and information supporting any such nominee should be sent to Christopher A. Head, Esq., Secretary, Comptek Research, Inc., 2732 Transit Road, Buffalo, NY 14224, who will submit them to the Comptek Board.

   During the year ended March 31, 2000, each of the directors attended at least 75% of the meetings of the Comptek Board and Committees on which he served.

                           COMPENSATION OF DIRECTORS

   Employee-directors receive no additional compensation for service on the Comptek Board or its Committees. For the fiscal year ended March 31, 2000, directors who are not employees received an annual retainer of $16,000, payable in quarterly installments of $4,000. In addition, each non-employee director receives a fee of: (i) $1,000 per Comptek Board meeting attended up to an annual maximum of $6,000; and (ii) $1,000 per Committee meeting attended if held on different day than a Comptek Board meeting, or $500 per committee meeting attended if held on the same day as a Comptek Board meeting, up to an annual maximum of $5,000.

   Each non-employee director is automatically granted a non-qualified option to purchase 1,000 shares of Common Stock at 100% of fair market value as of the date of the director's election, appointment, or designation as a non-employee director. In addition, each non-employee director, effective five business days after each Annual Meeting, is automatically granted a non-qualified option to purchase 1,000 shares of Common Stock at 100% of fair market value as of the date of grant. Options granted on an automatic basis shall be exercisable in full as of the date of grant. Further, the Comptek Board is authorized to make discretionary grants of options in addition to the automatic grants provided for in the Plan. The discretionary grants shall be exercisable as determined by the Comptek Board at the time of grant.

   During the fiscal year ended March 31, 2000, the following discretionary grants were made to each non-employee director and to all non-employee directors as a group:

                                                                Number
   Individual or Group                                        of Options Price
   -------------------                                        ---------- ------
   Each Non-Employee Director................................    3,000   $7.875
                                                                12,000   $10.25
   All Non-Employee Directors, as a group (6 persons)........   18,000   $7.875
                                                                72,000   $10.25

   In addition, in order to encourage ownership of Comptek Shares by non-employee directors, each non-employee director is automatically granted a non-qualified option to purchase 5,000 shares of Common Stock at 100% of fair market value as of the first day of the calendar quarter following such director's first attaining ownership of at least 5,000 shares of Common Stock.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information, as of May 31, 2000, with respect to the beneficial ownership of Common Stock by all persons or groups (as such terms are used in Section 13(d)(3) of the Exchange Act) known by Comptek to be the beneficial owners of more than 5% of its outstanding Common Stock (the only class of stock outstanding).

                                                      Amount and Nature
                                                        of Beneficial
   Name and Address of Beneficial Owner                 Ownership(1)    Percent
   ------------------------------------               ----------------- -------
   J. Carlo Cannell..................................      347,100(2)    5.6%
     D/B/A Cannell Capital Management
     600 California Street
     Floor 14
     San Francisco, CA 94108
   James D. Morgan ..................................      331,171(3)    5.3%
     2732 Transit Road
     Buffalo, NY 14224

--------
(1) The beneficial ownership information presented is based upon information furnished by each person or contained in filings with the Securities and Exchange Commission. Pursuant to Rule 13d-3 under the Exchange Act, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or to direct the disposition) with respect to a security whether through any contract, arrangement, understanding, relationship or otherwise. Except as otherwise indicated, the named person has sole voting and investment power with respect to the shares of Common Stock set forth opposite his name. Percentages have been calculated on the basis of 6,234,044 shares outstanding, plus, as appropriate, shares subject to options or subject to debenture conversion and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(2) Shared voting and dispositive power for all shares listed.

(3) Amount indicated includes options to purchase 10,233 shares which are exercisable within 60 days of May 31, 2000.

                        SECURITY OWNERSHIP OF MANAGEMENT

   The following table sets forth the beneficial ownership of shares of Common Stock as of May 31, 2000, by each director and each executive officer who is named in the Summary Compensation Table below, and by all directors and executive officers as a group:

                                                     Amount and Nature
                                                       of Beneficial
              Name of Beneficial Owner                 Ownership(1)    Percent
              ------------------------               ----------------- -------
Joseph A. Alutto....................................        41,100(2)     *
Laura L. Benedetti..................................        31,274(3)     *
John R. Cummings....................................       221,000(4)    3.5%
Bradley H. Feldmann.................................         5,177(5)     *
G. Wayne Hawk.......................................       233,138(6)    3.7%
Christopher A. Head.................................        79,199(7)    1.3%
Patrick J. Martin...................................        31,000(8)     *
Wayne E. Meyer......................................        26,000(9)     *
James D. Morgan.....................................       331,171(10)   5.3%
Lawrence M. Schadegg................................        21,889        *
John J. Sciuto......................................       179,871(11)   2.8%
Henry P. Semmelhack.................................       215,786(2)    3.4%
All executive officers and directors as a group (14
 persons)...........................................     1,416,605(12)  21.3%

--------
  * less than 1%

 (1) The beneficial ownership information presented is based upon information furnished by each person or contained in filings with the Securities and Exchange Commission. Pursuant to Rule 13d-3 under the Exchange Act, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or to direct the disposition) with respect to a security whether through any contract, arrangement, understanding, relationship or otherwise. Except as otherwise indicated, the named person has sole voting and investment power with respect to the Shares set forth opposite his name. Percentages have been calculated on the basis of 6,234,044 Shares outstanding, plus, as appropriate, Shares subject to options and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

 (2) Amount indicated includes options to purchase 36,000 Shares which are exercisable within 60 days of May 31, 2000.

 (3) Amount indicated includes options to purchase 28,873 Shares which are exercisable within 60 days of May 31, 2000.

 (4) Amount indicated includes 40,000 Shares held by Dr. Cumming's wife, Barbara Cummings. Also included are options to purchase 34,000 Shares which are exercisable within 60 days of May 31, 2000.

 (5) Amount indicated includes options to purchase 5,000 Shares which are exercisable within 60 days of May 31, 2000.

 (6) Amount indicated includes options to purchase 36,000 Shares which are exercisable within 60 days of May 31, 2000. Also included are 500 Shares owned by Mr. Hawk's wife, Charline Hawk. Mr. Hawk disclaims any beneficial ownership of the Shares held by his wife.

 (7) Amount indicated includes options to purchase 67,725 Shares which are exercisable within 60 days of May 31, 2000.

 (8) Amount indicated includes options to purchase 31,000 Shares which are exercisable within 60 days of May 31, 2000.

 (9) Amount indicated includes options to purchase 24,000 Shares which are exercisable within 60 days of May 31, 2000.

(10) Amount indicated includes options to purchase 10,233 Shares which are exercisable within 60 days of May 31, 2000.

(11) Amount indicated includes options to purchase 121,407 Shares which are exercisable within 60 days of May 31, 2000.

(12) Amount indicated includes options to purchase 430,238 Shares which are exercisable within 60 days of May 31, 2000.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table contains information for the fiscal years ended March 31, 2000, 1999, and 1998, concerning the compensation received by Comptek's Chief Executive Officer (the "CEO") and the other four most highly compensated executive officers of Comptek whose salary and bonus exceeded $100,000 for the fiscal year ended March 31, 2000.

                                     Annual Compensation                         Long-term Compensation
                                 ----------------------------------    ---------------------------------------------
                                                                       Restricted    Securities
                                                       Other Annual      Stock       Underlying  LTIP    All Other
   Name and Principal     Fiscal Salary      Bonus     Compensation     Award(s)      Options   Payouts Compensation
        Position           Year    ($)        ($)          ($)            ($)           (#)       ($)      ($)(1)
   ------------------     ------ -------    -------    ------------    ----------    ---------- ------- ------------
John J. Sciuto..........   2000  280,009    114,125       16,700(2)(3)      --         25,000      --       5,894
 Chairman, President,      1999  247,249    100,000       56,129(2)(3)      --            --       --       5,495
 and CEO                   1998  227,133    100,000       51,438(2)(3)      --            --       --      26,367(5)

Lawrence M. Schadegg....   2000  184,080     23,294          361(6)         --            --       --      14,040
 President, Comptek PRB    1999  153,391(7)  27,266          611(6)     187,500(10)       --       --      14,028
 Associates, Inc.          1998      N/A        N/A          N/A            --            N/A     N/A         N/A

Bradley H. Feldmann.....   2000  175,011     57,063       72,468(12)        --         35,000      --       1,656
 Senior Vice President
 and                       1999      N/A        N/A          N/A            N/A           N/A     N/A         N/A
 Chief Operating Officer   1998      N/A        N/A          N/A            N/A           N/A     N/A         N/A

Christopher A. Head.....   2000  160,014     72,625          684(11)        --         25,000      --       4,156
 Executive Vice
 President,                1999  148,822     38,000(4)       423(11)        --          2,528      --       3,879
 General Counsel, and      1998  136,551     30,000(4)       --             --         10,000      --       3,485
 Secretary

Laura L. Benedetti......   2000  125,008     51,875          --             --         36,145      --       3,123
 Senior Vice President,    1999   95,398     30,000(4)       --             --          3,000      --       2,479
 CFO, and Treasurer        1998   79,555     20,000(4)       --             --         10,000      --       1,940

--------
 (1) Amounts contributed by Comptek or its subsidiaries under retirement savings plans as matching and annual contributions based upon the individual's level of participation in the Plan as described below under "--Retirement Savings Plans."

 (2) In connection with the purchase of 62,178 shares of Common Stock, Comptek Federal Systems, Inc., a subsidiary of Comptek ("CFS"), provided John J. Sciuto low interest loans in the amount of $218,415 in fiscal 1997, and $76,704 in fiscal 1999. The listed amount includes a gross-up of $25,000 in fiscal years 1999 and 1998, representing anticipated federal and state tax liability associated with the portion of Mr. Sciuto's incentive compensation applied to the repayment of the loans. Such gross-up is provided by Comptek in consideration of Mr. Sciuto's commitment to apply at least 50% of any bonus earned to the repayment of the loan. Also included is $8,359 for fiscal 1998, $5,649 for fiscal 1999, and $8,313 for fiscal 2000, representing the difference between the interest paid and the amount which would have been paid had the loan carried a market interest rate. Also included is a payout of unused vacation in the amount of $17,539 in fiscal 1998 and $25,368 in fiscal 1999.

 (3) In connection with the 1996 exercise of an incentive stock option, Comptek provided to John J. Sciuto an interest-free loan in the amount of $21,278 to reimburse him for alternative minimum tax incurred in the transaction in exchange for his agreement to hold the Shares acquired for at least two years. This loan was canceled in 1998 (see note 5). In connection with the 1999 exercise of an incentive stock option, a loan in the amount of $21,278 was provided on similar terms. Both loans were provided pursuant to the terms of Comptek's 1992 Equity Incentive Plan.
    The listed amount represents imputed interest of $1,109 for fiscal 2000, $112 for fiscal 1999, and $540 for fiscal 1998.

 (4) Twenty-five percent of such annual bonus was paid in Common Stock of Comptek at fair market value in lieu of cash.

 (5) This listed amount includes $21,278, representing cancellation of the one of the loans described in note (3) above.

 (6) Payout of unused vacation.

 (7) Salary information for Mr. Schadegg is for the 11-month period May 1, 1998, through March 31, 1999, rather than the full fiscal year. Mr. Schadegg first became an executive officer in May 1998, as a result of Comptek's acquisition of PRB Associates, Inc.

 (8) Salary information for Mr. Feldmann is for the ten-month period beginning with his date of hire, June 7, 1999 through March 31, 2000.

 (9) Includes options to purchase 1,145 Shares granted to Mrs. Benedetti on November 1, 1999, which are contingent upon approval of an amendment to the 1998 Equity Incentive Stock Plan.

(10) May 14, 1998, grant of 20,000 restricted Shares vesting at the rate of 2,500 shares per three-month period beginning August 1, 1998 and ending May 1, 2000. The value of these Shares as of March 31, 1999, was $277,500.

(11) In connection with the exercise of an incentive stock option, Comptek provided Mr. Head an interest-free loan in the amount of $13,650 to reimburse him for alternative minimum tax incurred in the transaction in exchange for his agreement to hold the Shares acquired for at least two years. The loan was provided pursuant to the terms of Comptek's 1992 Equity Incentive Plan. The listed amount represents imputed interest of $684 for fiscal 2000 and $423 for fiscal 1999.

(12) Amount indicates Company reimbursement to Mr. Feldmann for costs incurred in relation to his relocation from San Diego, California to Buffalo, New York.

Incentive Compensation Plan

   Company officers and certain other key people participate in an incentive compensation arrangement (the "Incentive Plan") based on predetermined corporate and subsidiary goals, including revenue, profit, project completion and contract award levels established at the beginning of each fiscal year.

   The base amount of an individual's incentive compensation potential is established annually. Officers' incentive compensation levels are established by the Compensation Committee and are approved by the Comptek Board. Directors, as such, are not eligible to participate in the Incentive Plan. Amounts paid to the named Executive Officers are set forth in the Summary Compensation Table above.

Stock-Based Compensation

   The following table contains information relating to stock options granted to the named executive officers in the fiscal year ended March 31, 2000.


                            Option/SAR Grants in the Fiscal Year Ended March 31, 2000
                         ----------------------------------------------------------------
                                                                            Potential
                                                                        Realizable Value
                                       Individual Grants                of Assumed Annual
                         ----------------------------------------------  Rates of Stock
                                      Percent of                              Price
                                    Total Options/ Exercise             Appreciation for
                          Options   SAR Granted to  or Base                Option Term
                         Granted(1)  Employees in    Price   Expiration -----------------
          Name              (#)      Fiscal Year   ($/Share)    Date     5%(2)    10%(2)
          ----           ---------- -------------- --------- ---------- -------- --------
John J. Sciuto..........   25,000        6.2%       $ 8.125  04/01/2009 $127,744 $323,729
Lawrence M. Schadegg....     None         --            --          --       --       --
Bradley H. Feldmann.....   15,000        3.7%       $8.6875  06/09/2009 $ 81,953 $207,685
                           20,000        5.0%       $ 10.25  11/01/2009 $128,923 $326,717
Christopher A. Head.....   15,000        3.7%       $ 8.125  04/01/2009 $ 76,647 $194,237
                           10,000        2.5%       $ 10.25  11/01/2009 $ 64,462 $163,359
Laura L. Benedetti......   25,000        6.2%       $ 8.125  04/01/2009 $127,744 $323,729
                           11,145        2.8%       $ 10.25  11/01/2009 $ 71,843 $182,063

--------
(1) Options to purchase shares of Common Stock were granted under Comptek's 1992 Equity Incentive Plan and the 1998 Equity Incentive Stock Plan. No stock appreciation rights ("SARs") were granted during the fiscal year. Options are exercisable starting one year after grant date, with 1/3 of the options becoming exercisable on each successive anniversary date, with full exercisability occurring on the third anniversary date. Such options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(2) The dollar amounts in these columns were calculated using an assumed annual compounded growth over the term of the option of 5% and 10%, respectively. Use of this model should not be viewed in any way as a forecast of the future performance of the Common Stock, which will be determined by future events and unknown factors. The closing price of the Common Stock on the American Stock Exchange on March 31, 2000, was $13.875.

   The following table reflects the number of stock options and SARs exercised by the named executive officers in the fiscal year ended March 31, 2000, the total gain realized upon exercise, the number of stock options held at the end of the year, and the realizable gain of the stock options that are "in-the-money." In-the-money stock options and SARs are stock options or SARs with exercise prices that are below the year-end stock price because the stock value increased since the date of the grant.

                         Aggregated Option/SAR Exercises in the Fiscal Year Ended March 31, 2000 and
                                                Fiscal Year-End Option Values
                         ---------------------------------------------------------------------------
                                                      # of Securities
                                                  Underlying Unexercised     Value of Unexercised,
                                                  Options/SARs at Fiscal    In-the-Money Options at
                           Shares                        Year-End             Fiscal Year End(2)
                          Acquired      Value    ------------------------- -------------------------
                         on Exercise Realized(1) Exercisable Unexercisable Exercisable Unexercisable
          Name               (#)         ($)         (#)          (#)          ($)          ($)
          ----           ----------- ----------- ----------- ------------- ----------- -------------
John J. Sciuto..........      --          --       93,074       65,000       771,611      476,250
Lawrence M. Schadegg....      --          --          --           --            --           --
Bradley H. Feldmann.....      --          --          --        35,000           --       150,313
Christopher A. Head.....    8,250      51,109      58,548       30,020       515,864      157,593
Laura L. Benedetti......    2,060       9,013      16,206       41,479       130,575      221,906

--------
(1) Based upon the difference between the closing price of the Common Stock on the American Stock Exchange on the date or dates of exercise and the exercise price or prices for the stock options.

(2) Based upon the closing price of the Common Stock on the American Stock Exchange on March 31, 2000, of $13.875 per share.

                 COMPENSATION COMMITTEE REPORT ON COMPENSATION

Role Of The Compensation Committee

   Each year the Compensation Committee, which is comprised entirely of outside directors, evaluates and establishes the compensation arrangements for executive officers, including a review and approval of annual salaries, annual and long-term incentive plan awards, standards of performance for new awards, payouts from past awards, and program participation and design. The Compensation Committee also administers Comptek's 1992 Equity Incentive Plan and Comptek's 1998 Equity Incentive Stock Plan for all participants. In evaluating compensation for executive officers, the Committee has from time to time retained the services of independent compensation experts, reviewed industry available data and surveys, and received recommendations from management and Comptek's Human Resources Department regarding overall compensation plans and structures.

Executive Compensation Philosophy

   The fundamental objective of Comptek's Executive Compensation Program (the "Executive Compensation Program") is two-fold: to attract and retain highly competent and motivated individuals by providing a compensation package which is industry competitive, and to emphasize a reward system which is based upon the individual's contribution to the overall success and performance of Comptek. The Committee applies the following guiding principles in establishing compensation levels for executives: (1) incentives should represent a strong portion of the Executive Compensation Program; (2) salary should be reasonable in reference to position responsibilities and industry norms; (3) fixed costs should be controlled while encouraging performance-based variable costs which link to the financial results of Comptek; and (4) the executive officers should have significant equity ownership opportunities. It is the Compensation Committee's belief that this approach will allow for a linking of compensation with shareholder value and serve to attract and retain qualified individuals capable of producing superior results. With reference to these principles, the Compensation Committee for fiscal year ended March 31, 2000 (April 1, 1999 through March 31, 2000), evaluated the compensation paid to the executive officers named in the Summary Compensation Table.

   Base Compensation. The Compensation Committee's approach to base compensation is to offer competitive salaries in comparison with market averages. The Compensation Committee makes base compensation decisions in an annual review with input from the CEO, market pay statistics, and nationwide trends of executives in similar positions in companies with similar sales volumes. This information is used as a frame of reference for annual salary adjustments and starting salaries. The Compensation Committee considers both Comptek's performance (e.g., stock price, return on assets, and earnings growth v. budget), as well as individual decision-making responsibilities and work performance of each position incumbent. With respect to the CEO, as discussed below, the primary factor is profitability.

   Annual Incentive Compensation Plan. Comptek uses the Incentive Plan to serve as an incentive for executive officers and other key employees to accomplish annual Company performance objectives. The performance objectives for the Incentive Plan are established at the beginning of the fiscal year, subject to modification in the event of a significant operating change. The Incentive Plan performance objectives include overall corporate profitability and performance results of the specific business unit of Comptek under a participant's direct control. Individual target amount for incentive compensation are based upon compensation survey averages and range between 20% and 50% of the individual's base salary.

   Long-Term Incentive Compensation. Comptek traditionally has used stock options under its equity incentive plans (the "Equity Incentive Plans") to serve as an incentive to executive officers and other key employees based on Comptek's stock market value. The grant of stock options under the Equity Incentive Plans is subjective, based on perception of the individual's performance, functional responsibility, and position within Comptek. Awards are typically considered at the time of the individual's annual performance review or change in responsibilities or position.

Fiscal 2000 Chief Executive's Pay

   The Compensation Committee reviews the compensation of the CEO within the context of published survey data issued by the American Electronics Association, Watson Wyatt, William Mercer Company, and Western Management Group providing compensation information for a group of companies similar to Comptek in size and business focus. Based upon its own analysis, the Compensation Committee established a base salary, incentive award targets, and equity compensation for John J. Sciuto, as Chief Executive Officer.

   For the fiscal year ended March 31, 2000, the Compensation Committee fixed Mr. Sciuto's base salary at $280,000. The Compensation Committee believed that such amount was an appropriate base salary given Mr. Sciuto's experience in the defense industry and Comptek's position in that industry. Consistent with the Compensation Committee's philosophy of emphasizing incentive compensation, the Committee for fiscal year ended March 31, 2000 established a target amount of incentive compensation which would be paid to the chief executive officer and other officers if pre-determined earnings were achieved. Based upon diluted earnings per share of $0.83, a 28% increase from the prior year, Mr. Sciuto received incentive compensation of $114,125, representing 104% of his targeted amount for fiscal 2000. Such earnings are the highest in Comptek's history.

   For fiscal year 2001 (April 1, 2000 through March 31, 2001), the Compensation Committee increased Mr. Sciuto's base salary to $320,000, and his target bonus to $150,000, and it increased his earnings target. The specific amount of the target bonus and annual increase in earnings target is a subjective determination by the Compensation Committee predicated on industry growth rates and bonus levels.

   In connection with Mr. Sciuto's appointment as President and CEO, effective April 1, 1996, the Compensation Committee granted Mr. Sciuto options on 100,000 shares of Common Stock, vesting ratably over a period of five years, 50,000 of which are also subject to the attainment of certain performance objectives. In addition, the Compensation Committee required Mr. Sciuto to acquire and retain a minimum of 50,400 shares of Common Stock of Comptek. As of March 31, 2000, Mr. Sciuto owned 58,464 Shares.

   In order to facilitate Mr. Sciuto's purchase in July 1996 of 43,683 shares of Common Stock from Comptek, CFS loaned to Mr. Sciuto $218,415. This loan, which bears interest at the annual rate of 3.7%, is due and payable on the earlier of July 8, 2001 or 90 days after Mr. Sciuto ceases to be employed by Comptek. The loan agreement further provides that a minimum of 25% of the gross amount of any incentive compensation paid to Mr. Sciuto will be used to pay down the outstanding balance of the loan. If Mr. Sciuto elects to apply at least 50% of such incentive compensation to loan repayment, then the amount applied will be grossed-up to satisfy Mr. Sciuto's anticipated tax liability related to the portion of his incentive compensation applied to repayment. For the fiscal year ended March 31, 2000, Mr. Sciuto applied $57,063 of his incentive compensation award to loan repayment and, as a result, received an additional $28,531 payment to satisfy anticipated tax liability. Through June 2000, a total of $187,929 has been repaid on this loan. During the fourth quarter of fiscal 1999, CFS loaned to Mr. Sciuto an additional $76,704, on substantially similar terms but due January 31, 2004, to facilitate his purchase of 18,495 shares. During the fiscal year, the Compensation Committee also agreed Comptek would repay the subsidiary loan on Mr. Sciuto's behalf in the event of a change of control of Comptek.

Company Position On Limitation Of Deductibility Of Executive Pay

   Effective as of January 1, 1994, Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), generally denies a deduction to any publicly-held corporation for compensation paid to its chief executive officer and its four highest-paid executive officers to the extent that any such individual's compensation exceeds $1 million, subject to certain exceptions, including one for "performance-based compensation." Compensation paid to such executive officers of Comptek for fiscal year 1999 is expected to be tax-deductible since no such amount exceeds the $1 million limit. Under
Section 162(m) of the Internal Revenue Code and the regulations and transition rules issued by the Internal Revenue Service, it is highly unlikely that any one of Comptek's executive officers will receive compensation in the current fiscal year that is nondeductible under Section 162(m). With respect to future years, Comptek intends to study the application of Section 162(m) of the Internal Revenue Code to its compensation plans and practices, and will consider possible changes thereto that may be necessary to qualify future compensation paid to its executive officers for deductibility under Section 162(m) of the Internal Revenue Code.

              The Compensation Committee of the Board of Directors

                                Joseph A. Alutto
                                 G. Wayne Hawk
                               Patrick J. Martin
                                 Wayne E. Meyer

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Henry P. Semmelhack was President and Chief Executive Officer of Comptek from 1968 to 1983. From 1983 to 1992 he served as a consultant to Comptek. Mr. Semmelhack's wife, Tricia T. Semmelhack, is a partner in the Buffalo, New York law firm Hodgson, Russ, Andrews, Woods & Goodyear, LLP which firm has in the past, and is anticipated may in the future, provided legal services to Comptek.

   During the fiscal year ended March 31, 2000, James D. Morgan, an executive officer and director of Comptek, served as a director and member of the compensation committee of Barrister Global Services Network, Inc. ("Barrister") and as such reviews and approves the compensation paid by Barrister to Henry P. Semmelhack as an executive officer of Barrister.

                              EMPLOYMENT CONTRACTS

   Comptek currently has employment contracts with certain of its key employees, including each of the executive officers named in the Summary Compensation Table. Effective November 1, 1997, Messrs. Sciuto and Head entered into one-year employment agreements with Comptek, which provide for an automatic annual renewal unless terminated by Comptek or the employee. Effective April 1, 1998, and June 1, 2000, Mrs. Benedetti and Mr. Feldmann, respectively, entered into a similar employment agreements with Comptek. Annual salaries payable under such agreements as of May 31, 2000, are as follows: John
J. Sciuto, $320,000; Bradley H. Feldmann, $195,000; Christopher A. Head, $180,000 and Laura L. Benedetti, $150,000. Under each agreement, in the event of either voluntary or involuntary termination of employment, Comptek is obligated to make a termination payment in twelve monthly installments equal to one year's salary as of the termination date, plus a one-time payment at the time of termination equal to 50 percent of the employee's target bonus in effect at the time of termination, in consideration of, among other things, the officer's agreement not to compete with Comptek during the one-year period.

   In connection with the acquisition of PRB Associates, Inc. in May 1998, Comptek's subsidiary, Comptek PRB Associates, Inc., entered into an employment agreement with Mr. Schadegg, expiring April 30, 2001. The annual salary payable under such contract as of May 31, 2000, is $202,488. In the event of an involuntary termination without cause, Comptek is obligated to make a termination payment, in twelve monthly installments, equal to one year's salary as of the termination date. Mr. Schadegg is obligated not to compete with Comptek for a period of one year following his termination of employment.

                          CHANGE OF CONTROL AGREEMENTS

   Comptek has change of control agreements with Messrs. Sciuto, Head, and Feldmann and Mrs. Benedetti. The terms of each agreement are substantially the same and each agreement was entered into in December 1999. The agreements require Comptek to pay certain severance benefits and additional payments related to a change in control of Comptek. The agreements provide that if the employee's employment is terminated by Comptek without cause or the employee terminates his or her employment for good reason upon or within two years following the occurrence of a change of control, the employee shall be provided, among other things, a lump sum payment equal to 1.99 times the employee's annual base salary and target bonus. The employee shall also be entitled to continue to participate in each of the Employer's employee benefits, providing insurance and medical benefits on the same basis as was provided to the employee prior to termination for a period of two years.

   In addition, the change of control severance agreements provide for Comptek's payment on behalf of the employee any excise tax imposed by Section 4999 of the Internal Revenue Code on any payment or benefit provided by Comptek deemed to be in connection with a change of control, together with a gross-up payment to satisfy any income taxes (including interest and penalties) imposed related to the payment of the excise tax. These additional excise tax payments are not limited to severance benefits, but apply to any other benefits or payments received by the employee and deemed to be in connection with a change of control.

   Comptek's Incentive Plans provide for immediate vesting and exercisability of all outstanding unvested options upon a change of control. Comptek has also agreed to pay to Messrs. Sciuto, Head, and Feldmann and Mrs. Benedetti, an amount equal to 50% of the gain realized on the exercise and disposition of options in connection with a change of control.

                            RETIREMENT SAVINGS PLANS

   Comptek Research Plan. Comptek established a defined contribution plan known as the Comptek Research Retirement Savings Plan, effective June 1, 1985 (the "Research Retirement Savings Plan"). The Research Retirement Savings Plan is intended to meet the requirements of Section 401(k) of the Code.

   Full-time regular employees of Comptek Research and its Comptek Federal Systems subsidiary participate in the Research Retirement Savings Plan. At April 1, 2000, there were 480 participants.

   Currently under the Research Retirement Savings Plan, Comptek will make an automatic contribution equal to 1% of gross pay at the end of each fiscal year to the individual account of each eligible employee. To be eligible for the automatic contribution, an employee must have been continuously employed on a full-time basis for the entire fiscal year. In addition, the Research Retirement Savings Plan for the fiscal year ended March, 31, 2000, provided for a Company match of $.30 per $1.00 contributed on the first 4% of pay contributed to the Research Retirement Savings Plan by a participant.

   A participant at all times is 100% vested in his contributions and contributions made by Comptek. Distributions are made under the Research Retirement Savings Plan only upon retirement, death, disability, separation from service or in the case of certain hardships. There is also a loan provision in the Research Retirement Savings Plan.

   All contributions under the Research Retirement Savings Plan are placed into individual accounts for each participant. For the year ended March 31, 2000, Comptek contributed a total of $481,465 for all eligible employees, including Executive Officers. Comptek's contributions for the last fiscal year for each of Executive Officers Sciuto, Feldmann, Head, and Benedetti are included in the Summary Compensation Table.

   Comptek PRB Associates Plan. During the fiscal year ended March 31, 2000, Comptek's subsidiary, Comptek PRB Associates, Inc., maintained a separate defined contribution plan for the employees of Comptek PRB, also under Section 401(k) of the Code (the "PRB Associates Plan"). At April 1, 2000, there were 297 participants.

   Under the provisions of the PRB Associates Plan, Comptek PRB may make a discretionary annual contribution to the individual account of each eligible employee at the end of each plan year. To be eligible, an employee must be credited with 1,000 hours of service during the plan year for which the contribution is made and must be an active employee on the last day of the plan year. Additionally, the employee must have attained age 21 and have been credited with 1,000 hours of service within 12 consecutive months subsequent to date of hire to be eligible to participate as of the following January 1 or July 1. In addition, the PRB Associates Plan provides for a matching contribution of $0.25 per $1.00 contributed on the first 4% of pay contributed to the PRB Associates Plan by a participant.

   Participants may make voluntary contribution to the PRB Associates Plan in the form of 1% to 14% salary deductions or in the form of rollovers. Participant contributions and the related earnings are always 100% vested. Participants vest over a period of seven years in employer discretionary and matching contributions.

   Distributions are made under the PRB Associates Plan upon retirement, death, disability, separation from service, or in the case of certain hardships. The PRB Associates Plan contains a loan provision that allows each participant to have two loans maximum outstanding at any time. For the year ended March 31, 2000, Comptek contributed a total of $179,346 for all eligible employees.

   Comptek's contribution for the last fiscal year for executive officer Lawrence Schadegg is included in the Summary Compensation Table.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

   Comptek, pursuant to its bylaws, indemnifies its directors, officers, benefit plan trustees, other fiduciaries, and employees as permitted by law in connection with proceedings which might be instituted against them by reason of their service for or on behalf of Comptek. Comptek has purchased directors' and officers' liability insurance which provides indemnification for Comptek and its directors and officers. The current policy, issued by the Chubb Group of Insurance Companies, is effective for the period of April 1, 1999, through March 31, 2002, at an annual premium of $65,000.

                              CERTAIN TRANSACTIONS

   The lease for Comptek's Hollywood, Maryland facility was entered into in connection with Comptek's acquisition of PRB Associates, Inc. in May 1998. The lease is with a partnership of the former principal shareholders of PRB, which includes Lawrence Schadegg, an executive officer of Comptek. The lease expires on April 30, 2001, and provides for an annual net rent of $1,200,000. Comptek believes that the terms of this lease reflect current market conditions in that location.

   CFS currently has outstanding loans totaling $129,325 to John J. Sciuto, Comptek's Chairman, President and CEO. These loans, one granted in 1997 and another in 1999, were provided to Mr. Sciuto to facilitate his purchase of 62,178 shares of Common Stock. The loans carry an annual interest rate of 3.7% and provide for repayment by the earlier of 90 days after Mr. Sciuto leaves Comptek's employ or July 8, 2001, for the 1997 loan and January 31, 2004, for the 1999 loan. The loan agreements provide that Mr. Sciuto will apply at least 25% of any incentive compensation to the repayment of the loans. The loan agreements further provide that if Mr. Sciuto applies at least 50% of such incentive compensation to loan repayment, then the amount applied will be grossed-up to satisfy Mr. Sciuto's anticipated tax liability related to the portion of his incentive compensation applied to repayment.

   During the fiscal year ended March 31, 2000, Comptek retained, and in the future anticipates retaining, the Buffalo, New York, law firm of Hodgson, Russ, Andrews, Woods & Goodyear, LLP to perform certain legal services. Director Henry P. Semmelhack's wife, Tricia T. Semmelhack, is a partner in such law firm.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, Comptek believes that, during April 1, 1999, through March 31, 2000, all filing requirements applicable to its officers, directors, and greater-than-ten-percent beneficial owners were met, except for one Form 4 filing by Lawrence M. Schadegg which was due in December 1999, but not filed until February 2000, due to a misunderstanding by Mr. Schadegg as to his filing obligations and the availability of a deferred filing.

                                                                     SCHEDULE II

                       INFORMATION REGARDING TRANSACTIONS
                            IN COMPTEK COMMON STOCK

   The following table sets forth transactions in Comptek's equity securities by Comptek and by certain of its executive officers and directors as listed below during the 60 days prior to the date of the Schedule 14D-9.

    Name                5/00                       6/00                       7/00
    ----                ----                       ----                       ----
 Chris Boehm 5/15/00--Received an
             option grant of 15,000
             shares at $16.0000 per
             share

 Chris Boehm 5/15/00--Received an
             option grant of 10,000
             shares at $16.0000 per
             share*

 Comptek     5/3/00--Repurchased 200
             shares at $14.9375 per
             share

 Comptek     5/4/00--Repurchased 200
             shares at $15.1875 per
             share

 Comptek     5/15/00--Repurchased 200
             shares at $15.9375 per
             share

 Comptek     5/16/00--Repurchased 200
             shares at $16.1875 per
             share

 Comptek     5/22/00--Repurchased 400
             shares at $15.6875 per
             share

 Comptek                                6/2/00--Repurchased 200
                                        shares at $16.875 per
                                        share

 Comptek                                6/2/00--Repurchased 200
                                        shares at $17.125 per
                                        share

--------
* The option is subject to the approval of an increase in the shares available for stock option grants by the shareholders of Comptek at the 2000 Annual Meeting.

                                                                   SCHEDULE III

                   [LETTERHEAD OF CIBC WORLD MARKETS CORP.]

                                 June 12, 2000

The Board of Directors
Comptek Research, Inc.
2732 Transit Road
Buffalo, New York 14224

Members of the Board:

   You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Comptek Research, Inc. ("Comptek"), other than Northrop Grumman Corporation ("Northrop") and its affiliates, of the Exchange Ratio (defined below) provided for pursuant to the Agreement and Plan of Merger, dated as of June 12, 2000 (the "Merger Agreement"), by and among Northrop, Yavapai Acquisition Corp., a wholly owned subsidiary of Northrop ("Yavapai"), and Comptek. The Merger Agreement provides for, among other things, (i) the commencement by Yavapai of an offer pursuant to which each outstanding share of the common stock, par value $0.02 per share, of Comptek ("Comptek Common Stock") will be exchanged (the "Exchange Offer") for the right to receive that number of shares of the common stock, par value $1.00 per share, of Northrop ("Northrop Common Stock") equal to the quotient obtained by dividing $20.75 by the average per share closing sales prices of Northrop Common Stock for each of the 20 New York Stock Exchange trading days in the period ending two business days prior to the effective date of the registration statement of Northrop relating to the Exchange Offer (the "Final Average Closing Price" and, the number of shares of Northrop Common Stock into which each share of Comptek Common Stock will be so exchanged in the Exchange Offer, the "Exchange Ratio"); provided, that if the Final Average Closing Price is (x) equal to or less than $74.00, then the Exchange Ratio will be 0.2804 or (y) equal to or greater than $84.00, then the Exchange Ratio will be 0.2470, and (ii) subsequent to such Exchange Offer, the Merger of Yavapai with and into Comptek (the "Merger" and, together with the Exchange Offer, the "Transaction") pursuant to which each outstanding share of Comptek Common Stock not acquired in the Exchange Offer will be converted into the right to receive that number of shares of Northrop Common Stock equal to the Exchange Ratio.

   In arriving at our Opinion, we:

  (a) reviewed the Merger Agreement;

  (b) reviewed audited financial statements of Comptek for the fiscal years ended March 31, 1998, March 31, 1999 and March 31, 2000 and audited financial statements of Northrop for the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999;

  (c) reviewed unaudited financial statements of Northrop for the fiscal quarter ended March 31, 2000;

  (d) reviewed financial projections of Comptek prepared by the management of Comptek and publicly available financial projections relating to Northrop;

  (e) reviewed historical market prices and trading volumes for Comptek Common Stock and Northrop Common Stock;

  (f) held discussions with the senior management of Comptek with respect to the business and prospects for future growth of Comptek;

  (g) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Comptek and Northrop;

  (h) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Transaction;

The Board of Directors
Comptek Research, Inc.
June 12, 2000
Page 2

  (i) performed a discounted cash flow analysis of Comptek using certain assumptions of future performance provided to us by the management of Comptek and a discounted cash flow analysis of Northrop using publicly available financial data;

  (j) reviewed public information concerning Comptek and Northrop;

  (k) at the request of Comptek, approached and held discussions with certain third parties to solicit indications of interest in the possible acquisition of Comptek; and

  (l) performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

   In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Comptek and its respective employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of Comptek provided to us, we assumed, at the direction of the management of Comptek, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Comptek. As you are aware, Northrop has not provided us with internal forecasts, but we have reviewed and discussed with representatives of Northrop publicly available forecasts relating to Northrop and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments as to the future financial condition and operating results of Northrop. We also have assumed, with your consent, that the Transaction will be treated as a tax-free reorganization for United States federal income tax purposes. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of Comptek, Northrop or affiliated entities. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Comptek or Northrop, or the price at which Northrop Common Stock will trade upon or subsequent to announcement or consummation of the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

   As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

   We have acted as financial advisor to Comptek in connection with the Transaction and to the Board of Directors of Comptek in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We also will receive a fee upon the delivery of this Opinion. CIBC World Markets and its affiliates have in the past provided financial services to Comptek unrelated to the proposed Transaction, for which services CIBC World Markets and such affiliates have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Comptek and Northrop for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Comptek Common Stock (other than Northrop and its affiliates). This Opinion is for the use of the Board of Directors of Comptek in its evaluation of the Transaction, and does not constitute a recommendation to any Shareholder as to whether such Shareholder should exchange

                                     III-2

The Board of Directors
Comptek Research, Inc.
June 12, 2000
Page 3

shares of Comptek Common Stock in the Exchange Offer or how such Shareholder should vote on any matters relating to the Merger.

                                          Very truly yours,

                                          /s/ CIBC World Markets Corp.
                                          CIBC WORLD MARKETS CORP.

                                     III-3

                                 EXHIBIT INDEX

 Exhibit No.
 -----------
 (a)(1)      Preliminary Prospectus, dated July 6, 2000. Incorporated herein by reference to the prospectus included in the Registration Statement on Form S-4 of Northrop filed with the SEC on July 6, 2000 (the
             "Northrop S-4").

 (a)(2)      Form of Letter of Transmittal. Incorporated herein by reference to
             Exhibit 99.1 to the Northrop S-4.

 (a)(3)      Chairman's Letter to Shareholders of Comptek, dated July 6, 2000.*

 (a)(4) Press Release of Comptek, dated June 12, 2000. Incorporated herein by reference to Exhibit 99 to Comptek's Current Report on Form 8-K filed on June 12, 2000.

 (a)(5)      Tender Agreement between Acquisition Sub and Laura L. Benedetti,
             John R. Cummings, Bradley H. Feldmann, G. Wayne Hawk, Christopher
             A. Head, James D. Morgan, John J. Sciuto and Henry P. Semmelhack of Comptek dated June 15, 2000.

 (e)(1)      Agreement and Plan of Merger, dated as of June 12, 2000, among
             Northrop, Acquisition Sub and Comptek herein by reference to Comptek's Current Report on Form 8-K filed on June 22, 2000.

 (e)(2)      Opinion of CIBC World Markets Corp. to the Board of Directors of
             Comptek dated June 12, 2000. Included as Schedule III hereto.*

 (e)(3) Form of Change of Control Agreement between Comptek and certain of its officers. Incorporated herein by reference to Exhibit 10.2 to Comptek's Quarterly Reports. Form 10-Q for the quarter ended
             December 31, 1999 (the "December 1999 Form 10-Q"). Agreement with
             John J. Sciuto, Chairman, President and Chief Executive Officer, dated December 31, 1999. Agreement with Bradley H. Feldmann,
             Senior Vice President and Chief Operating Officer, dated December
             31, 1999. Agreement with Laura L. Benedetti, Vice President, Chief
             Financial Officer and Treasurer, dated December 31, 1999.
             Agreement with Christopher A. Head, Executive Vice President,
             General Counsel and Secretary, dated December 31, 1999.

 (e)(4)(i) Comptek Employee Change of Control Severance Plan. Incorporated herein by reference to Exhibit 10.3 to the December 1999 10-Q.

 (e)(4)(ii) Amendment to Employee Change of Control Plan between Comptek and certain of its employees. Incorporated herein by reference to
             Exhibit 10.3m to Comptek's Annual Report on Form 10-K for the fiscal year ended March 31, 2000 (the "2000 Form 10-K").

 (e)(5)      Employment Agreement between Comptek and Bradley H. Feldmann dated
             June 1, 1999. Incorporated herein by reference to Exhibit 10.1 to
             Comptek's Quarterly Report on Form 10-Q for the quarter ended
             October 1, 1999 (the "October 1999 Form 10-Q").

 (e)(6)      1994 Stock Option Plan for Non-Employee Directors, as amended.
             Incorporated herein by reference to Exhibit B to Comptek's 1999 definitive Proxy Statement dated July 12, 1999 (the "1999 Proxy
             Statement").

 (e)(7) 1999 Employee Stock Purchase Plan. Incorporated herein by reference to Exhibit A to the 1999 Proxy Statement.

 (e)(8) 1992 Equity Incentive Plan, as amended. Incorporated herein by reference to Exhibit 10.1 to Comptek's Quarterly Report on Form
             10-Q for quarter ended June 30, 1995.

 (e)(9) 1998 Equity Incentive Stock Plan. Incorporated herein by reference to Appendix A of Comptek's 1998 definitive Proxy Statement dated
             July 8, 1998 (the "1998 Proxy Statement").

 Exhibit No.
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
 (e)(10)     Non-qualified Stock Option Agreement by and between Comptek and
             John J. Sciuto dated June 20, 1996. Incorporated herein by reference to Exhibit 10.1b to Comptek's Annual Report on
             Form 10-K for the fiscal year ended March 31, 1997.

 (e)(11) Employment Agreement dated November 1, 1997 by and between Comptek and John J. Sciuto. Incorporated herein by reference to Exhibit
             10.3c to Comptek's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 (the "1998 Form 10-K").

 (e)(12) Employment Agreement dated November 1, 1997 by and between Comptek and Christopher A. Head. Incorporated herein by reference to
             Exhibit 10.3d to the 1998 Form 10-K.

 (e)(13) Employment Agreement dated April 1, 1998 by and between Comptek and Laura L. Benedetti. Incorporated herein by reference to
             Exhibit 10.3e to the 1998 Form 10-K.

 (e)(14) Employment Agreement dated April 1, 1997 by and between Comptek and James D. Morgan. Incorporated herein by reference to Exhibit
             10.3f to the 1998 Form 10-K.

 (e)(15)     Employment Agreement dated May 14, 1998 by and between PRB
             Associates, Inc. and Lawrence M. Schadegg. Incorporated herein by reference to Exhibit 10.3h to the 1998 Form 10-K.

 (e)(16)     Restricted Stock Agreement dated May 14, 1998 by and between
             Comptek and Lawrence M. Schadegg. Incorporated herein by reference to Exhibit 10.3i to the 1998 Form 10-K.

 (e)(17)     Letter Agreement Regarding Repayment of Stock Loans between
             Comptek and John J. Sciuto. Incorporated herein by reference to
             Exhibit 10.3o to the 2000 Form 10-K.

 (e)(18)     Form of Incentive Stock Option Agreement and Non-Qualified Stock
             Agreement issued under Comptek's Equity Incentive Plan to plan participants, including executive officers. Incorporated herein by reference to Exhibit 10.1a to the 1998 Form 10-K.

 (e)(19)     Form of Gross-Up Letter dated March 20, 2000 issued to Laura L.
             Benedetti, Bradley H. Feldmann, Christopher A. Head, and John J.
             Sciuto. Incorporated herein by reference to Exhibit 10.3n to the 2000 Form 10-K.

 (e)(20)     The Rights Agreement dated as of April 16, 1999, between Comptek
             Research, Inc. and American Stock Transfer & Trust Company, as
             Rights Agent. Incorporated herein by reference to Exhibit 4 to Comptek's Current Report on Form 8-K, dated April 19, 1999.

 (e)(21)     Amendment to the Rights Agreement dated June 12, 2000.
             Incorporated herein by reference to Exhibit 99.1 to Comptek's
             Current Report on Form 8-K filed on June 22, 2000.

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* Included in copy mailed to stockholders.